                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILE PURSUANT TO
    RULE 13d-1(c) AND AMENDMENTS THE REPORTS FILED PURSUANT TO RULE 13-d-2(a)
                             (Amendment No. __ )(1)

                              PowerCerv Corporation
            ---------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   73931P 10 5
            ---------------------------------------------------------
                                 (CUSIP Number)

                               David A. Straz, Jr.
                     4805 Swann Avenue, Tampa, Florida 33609
                                 (813) 282-3252
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 9, 1999
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
 .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)

                               (Page 1 of 8 pages)

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 73931P 10 5                                 Page 2 of 8
-----------------------------                         --------------------------

--------------------------------------------------------------------------------------------------------------------
               Names of Reporting Person:
      1               David A. Straz, Jr.
               I.R.S. Identification No. of Above Person (entity only)

--------------------------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                                                           (a)  |_|
                                                                                                           (b)  |_|
--------------------------------------------------------------------------------------------------------------------
               SEC use only
      3
--------------------------------------------------------------------------------------------------------------------
               Source of Funds*
      4
--------------------------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5
--------------------------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        United States Citizen
--------------------------------------------------------------------------------------------------------------------
                                     Sole voting power
                               7                                                 2,075,000

                             ---------------------------------------------------------------------------------------

     Number of shares                Shared voting power
       beneficially            8                                                 -0-
       owned by each
    Reporting person with    ---------------------------------------------------------------------------------------
                                     Sole dispositive power
                               9                                                 2,075,000

                             ---------------------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                                -0-

--------------------------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11                  2,075,000
--------------------------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*          |_|
     12
--------------------------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)
                          |_|
     13                  15.7%
--------------------------------------------------------------------------------------------------------------------
               Type of Reporting Person*
     14
                         IN
--------------------------------------------------------------------------------------------------------------------

                     - SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                         -------------------------
CUSIP No. 73931P 10 5                                 Page 3 of 8
-----------------------------                         --------------------------



ITEM 1. SECURITY AND ISSUER. This Schedule relates to the Common Stock, $.01 par value (the "Common Stock") of PowerCerv Corporation., a Florida corporation (the "Issuer") whose principal address is 400 North Ashley Drive, Suite 2900, Tampa, Florida 33602.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2.(a)        This Schedule is being filed by David A. Straz, Jr.
                           ("Reporting Person").

         Item 2.(b)        The address of the Reporting Person is as follows:

                           4805 Swann Avenue, Tampa, Florida 33609

         Item 2.(c) The principal occupation or employment of the Reporting Person is Investments, and the name, principal business and address of the corporation or other organization in which such employment is
                           conducted is.                                      .
                           ---------------------------------------------------

         Item 2.(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2.(e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such.

         Item 2.(f)        The Reporting Person is a citizen of the United
                           States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Common Stock held by the Reporting Person was acquired as a result of the Reporting Person acquiring from the Issuer on June 9, 1999 pursuant to an Assignment and Assumption Agreement of such date (the "Assignment") between the Reporting Person and the Issuer an option to acquire two million shares of Common Stock of the Issuer then held by Harold R. Ross (or his affiliates), a former officer and director of the Issuer. Such option was granted by Mr. Ross to the Issuer by an Option Agreement dated March 24, 1999, which agreement was amended by agreements dated May 13, 1999, June 4, 1999 and June 9, 1999 (the "Option"). The Reporting Person paid the Issuer $75,000 for the Option. The source of such funds was his personal liquid assets. Immediately after the Reporting Person acquisition of the Option, the Reporting Person immediately exercised the Option in full and acquired two million shares of Common Stock of the Issuer from Mr. Ross as a result thereof. The exercise price was $4,200,000. The source of such funds was his personal liquid assets. Concurrent with the forgoing actions, the Issuer granted the Reporting Person a warrant to acquire 75,000 shares of Common Stock from the Issuer at an exercise price of $2.50 per share, exercisable immediately and until one year from the date of the grant thereof (the "Warrant"). In addition, the Reporting Person also entered into a Stockholders' Agreement dated June 9, 1999 (the "Stockholders' Agreement") with Roy E. Crippen, III, a former officer and a current Director of the Issuer, and Marc J. Fratello, a Director and the Chief Executive Officer of the Issuer and certain of their

-----------------------------                         -------------------------
CUSIP No. 73931P 10 5                                 Page 4 of 8
-----------------------------                         --------------------------


         Affiliates. The Issuer joined in the Stockholders' Agreement for the purpose of granting the parties thereto certain registration rights relating to Common Stock under the securities laws. The Reporting Person was also concurrently elected to the board of directors of the Issuers pursuant to his rights under the Stockholders' Agreement. The foregoing events are referred to collectively herein as the "Transaction".

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Person holds the Common Stock received in the Transaction for investment purposes.

         At this time, the Reporting Person has no specific plan or proposal to acquire or dispose of the Common Stock. Consistent with his investment purpose, the Reporting Person at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of the Reporting Person's Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. The Reporting Person has made no determination regarding a maximum or minimum number of shares of Common Stock which it may hold at any point in time.

         The Issuer agreed under the Assignment that as long as the Reporting Person or an affiliate of his owned at least 500,000 shares of Common Stock (adjusted for any stock splits, stock dividends, recapitalizations or other similar events occurring after the date thereof) that the Issuer would comply with its reporting obligations under the Act, provide certain financial information to the Reporting Person, nominate and elect the Reporting Person to the Company's Board of Directors, and at the request of the Reporting Person, take steps so that a majority of the members of the Board of Directors of the Company would be individuals ("Independent Directors") other than Mr. Crippen, Mr. Fratello, Mr. Ross, and employees, independent contractors or significant vendors or customers of the Issuer or persons who are affiliates of such persons. The Company also agreed that without the Reporting Person's consent it would not amend its certificate of incorporation of bylaws so as to change the voting rights of the Common Stock or increase the authorized, common or preferred stock of the Issuer; increase the number of shares of Common Stock reserved for issuance to cover options, warrants or other stock purchase rights or issue any options, warrants or stock purchase rights (other than pursuant to existing employer director stock option plans and the current reservations thereunder or as contemplated by the Warrant); or issue any Common Stock, preferred stock or convertible securities. Three years after the date of the Agreement, the Company may issues warrants, preferred stock or convertible securities without the Reporting Person's consent if a majority of the then Independent Directors approve such transaction in connection with a financing by the Issuer to raise additional capital (an "Independent Directors Approved Financing") In addition, the Issuer agreed without the consent of a majority of the Independent Directors to not grant any registration rights with respect to its Common Stock superior to or pari pasu with the registration rights granted to the Reporting Person under the Stockholders' Agreement.

         The Company made certain representations and warranties to the Reporting Person under the Assignment that survived the execution of such agreement for 18 months. The Reporting Person's sole remedy for breaches of representation and warranties under the Assignment or for any claim under applicable securities laws or for fraud is to require the Company to purchase his shares of Common Stock at a price of $1.50 per share.

-----------------------------                         -------------------------
CUSIP No. 73931P 10 5                                 Page 5 of 8
-----------------------------                         --------------------------


         The Stockholders' Agreement restricts the right of each party thereto to transfer their shares of Common Stock (except to certain related or affiliated parties) without the consent of the other parties thereto or without first offering the other parties the right to buy such shares at a price equal to 90% of the weighted average of the high and low sales price of the Common Stock as reflected on the Nasdaq National Market for the preceding ten trading days. In addition, the parties thereto agreed to vote or cause their affiliates or permitted transferees under the Stockholders' Agreement to vote all of the shares of Common Stock they own or control at any Stockholders meeting of the Issuer or on any action taken by stockholders of the Issuer without a meeting; (i) for the election of the Reporting Person, Mr. Crippen and Mr. Fratello, as directors of the Issuer, unless such individual requests otherwise; (ii) against any amendment to the Company's certificate of incorporation by bylaws that is approved by the Company's Board of Directors in contravention of the assignment or which, if it had been approved by the Board would have been in contravention of the assignment; (iii) against any increase in the number of the shares reserved for issuance under any stock option plan or for any stock purchase right that is approved by the Company's Board of Directors in contravention of the Assignment or which, if it had been approved by the Board would have been in contravention of the Assignment; and (iv) against any designation of new preferred stock of the Issuer or any increase in the authorized common shares of the Issuer that is approved by the Company's Board of Directors in contravention of the Assignment or which, if it had been approved by the Board, would have been in contravention of the Assignment. The restrictions on transferability of Common Stock held by the parties to the Stockholders' Agreement does not apply to a transfer made in connection with an acquisition of all the capital stock of the Issuer by means of a sale, tender offer or stock-for-stock merger with an unrelated person, a liquidation after the sale of substantially the assets of the Issuer or a Sale pursuant to the piggyback registration rights granted pursuant to the Stockholders' Agreement (each such event, a "Termination Event"). The Stockholders' Agreement terminates upon a written agreement of the parties thereto to that effect, the bankruptcy, receivership or dissolution of the Issuer, a consummation of a Termination Event or, at the Reporting Person's option, upon an Independent Director Approved Financing pursuant to the Assignment. In addition, the Stockholders' Agreement terminates as to any party thereto when such party and his affiliates and permitted transferees own less than 500,000 shares of Common Stock (adjusted for any stock dividends, stock splits, recapitalizations or similar events occurring after the date of such agreement). Under the Stockholders' Agreement, the Reporting Person, Mr. Crippen and Mr. Fratello also acquired certain right to have their shares of Common Stock registered under the securities laws if the Company is otherwise registering certain securities under the securities laws. In addition, if any of such parties desire to transfer their shares of Common Stock and such shares are not purchased by the other parties pursuant to the rights granted under the Stockholders' Agreement, such person can require the Company to file a "shelf" registration statement under the Federal securities laws registering such shares of Common Stock.

         Except as set forth above the Reporting Person has no present plans or proposals which would relate to or result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

-----------------------------                         -------------------------
CUSIP No. 73931P 10 5                                 Page 6 of 8
-----------------------------                         --------------------------

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

         (j)      any action similar to any of those enumerated in (a) through
                  (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5.(a)        The Reporting Person beneficially owns
                           2,075,000 shares of Common Stock, or 15.7% of the 13,147,408 shares believed by the Reporting Person to be outstanding as of June 9, 1999.

         Item 5.(b) Number of shares of which the Reporting Person has:

                           (i)      sole power to vote or direct vote:
                                        2,075,000 shares
                           (ii)     shared power to vote or direct vote:   None
                           (iii)    sole power to dispose or direct disposal of:
                                        2,075,000 shares
                           (iv) shared power to dispose or direct disposal of: None

         Item 5.(c)

                  None.

         Item 5.(d)

                  Not applicable.

         Item 5.(e)

                  Not applicable.

-----------------------------                         -------------------------
CUSIP No. 73931P 10 5                                 Page 7 of 8
-----------------------------                         --------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person has filed this Schedule 13D to report the consummation of the Transaction, in connection with which the Reporting Person has entered into the Assignment and acquired and exercised the Option and entered into the Stockholders' Agreement and acquired the Warrant, the forms of which documents are attached as Exhibits hereto, whereby the Reporting Person agreed to the matters referenced in Items 3 and 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Form of Option Agreement dated March 24, 1999 and three amendments thereto dated May 17, 1999, June 4, 1999 and June 9, 1999.

         2.       Form of Assignment and Assumption Agreement dated June 9,
                  1999.

         3.       Form of Stockholders' Agreement dated June 9, 1999.

         4.       Form of Warrant Agreement dated June 9, 1999

-----------------------------                         -------------------------
CUSIP No. 73931P 10 5                                 Page 8 of 8
-----------------------------                         --------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 1999.

                                                       /s/ David A. Straz, Jr.
                                                         ----------------------
                                                           David A. Straz, Jr.



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                OPTION AGREEMENT

         THIS OPTION AGREEMENT ("Agreement") is made this 24th day of March, 1999, by and between HAROLD R. ROSS, an individual resident of the State of Florida ("Mr. Ross"), H.R.R. LIMITED PARTNERSHIP, a Nevada limited partnership ("HRR") and with Mr. Ross, collectively, "Ross"), and POWERCERV CORPORATION ("PowerCerv").

                                    RECITALS:

         WHEREAS, HRR is a limited partnership controlled by Mr. Ross and the record owner of 2,000,000 shares ("Shares") of common stock, $.001 par value per share ("Common Stock"), of PowerCerv and Mr. Ross is the beneficial owner of the shares;

         WHEREAS, Ross has agreed to grant to PowerCerv an exclusive option to purchase any or all of the Shares, and PowerCerv has agreed to purchase such option, each pursuant to this definitive agreement.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties herein contained, and for other good and valuable consideration, the parties covenant and agree as follows:

                          ARTICLE 1 -- GRANT OF OPTION

         1.1 Grant of Option. In consideration of PowerCerv's payment to HRR of Seventy Five Thousand Dollars ($75,000), such payment to be made in current funds or by certified or bank check concurrent with the parties' execution of this Agreement, Ross hereby grants to PowerCerv or any designee or assignee of PowerCerv (the "Optionee"), and PowerCerv hereby accepts, an exclusive, irrevocable option (the "Option") to purchase from HRR any or all of the Shares, in accordance with the terms and conditions of this Agreement. During the "Option Period" (as defined herein), Ross shall not directly or indirectly sell, transfer or assign any shares of Common Stock of PowerCerv or any interest therein to any party other than pursuant to this Agreement. In addition, during the Option Period Ross shall not directly or indirectly engage in any discussions or negotiations with any other party with respect to the sale, transfer or assignment of any shares of Common Stock of PowerCerv, except that on or about the date of this Agreement Ross can sell 100,000 additional shares of Common Stock he owns in a private transaction. During the Option Period, PowerCerv may place a stop order or other limitation on the Shares to prevent any transfer thereof other than pursuant to this Agreement.

         1.2 Escrow Agreement. Concurrent with the parties' execution of this Agreement, the parties, together with First Union National Bank (the "Escrow Agent"), will enter into an escrow agreement, in the form attached hereto as Exhibit A (the "Escrow Agreement"), pursuant to which, among other things, Ross shall deposit all certificates representing the Shares, together with appropriate stock powers endorsed in blank with medallion guarantied signatures and other documentation necessary for the Escrow Agent to transfer marketable title to the Shares to the

Optionee pursuant to exercise of the Option, in accordance with the terms hereof and such Escrow Agreement.

         1.3 Option Period. The Option may be exercised by the Optionee at any time during the 120 days from and after the date of execution of the Option Agreement (the "Option Period").

         1.4      Option Exercise Price.

                  (a) Option Exercise Price. Subject to the terms of Section 1.4(c) hereof, the purchase price for each Share transferred to the Optionee upon the exercise of the Option shall be $2.40 (the "Option Exercise Price"). The Option Exercise Price shall be paid in cash, by wire transfer of federal funds to a bank and for an account to be designated in the Escrow Agreement.

                  (b) Adjustment Upon Changes in Capitalization. In the event of any change in the Common Stock during the Option Period by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, conversions, exchanges of shares or the like, the number and kind of the Shares and the Option Exercise Price shall be appropriately adjusted.

         1.5      Exercise of Option.

                  (a) Delivery of Option Exercise Notice. The Optionee will be entitled to exercise the Option in whole or in part in one or more exercises from time to time at any time prior to the expiration of the Option Period by one or more written notices (an "Option Exercise Notice") to Mr. Ross and the Escrow Agent. Each such Option Exercise Notice shall specify the total number of Shares to be purchased pursuant thereto. Notwithstanding the foregoing, the minimum number of Shares under the Option that may be exercised per transaction shall be 200,000. Upon timely delivery of any such Option Exercise Notice, the Optionee shall be irrevocably bound to purchase, and Ross shall be irrevocably bound to sell, convey and transfer to the Optionee, all right, title and interest in and to the number of Shares specified in such Option Exercise Notice, pursuant to the terms hereof.

                  (b) Closing of Option Exercise. Upon delivery of an Option Exercise Notice, the Optionee shall simultaneously deposit with the Escrow Agent the Option Exercise Price applicable to the Shares to be purchased pursuant to such notice. The Escrow Agent shall then substantially simultaneously remit the funds received from the Optionee to Ross and transfer the title of and release the Shares purchased to the Optionee in accordance with the terms of the Escrow Agreement.

                 ARTICLE II -- RIGHTS ASSOCIATED WITH THE SHARES

         Except to the extent Optionee exercises the Option with respect to any or all of the Shares, Optionee shall have no right to vote, receive dividends or have any other rights as a shareholder with respect to such Shares.

              ARTICLE III -- REPRESENTATIONS AND WARRANTIES OF ROSS

         3.1 Representations and Warranties of Ross. Ross hereby represents and warrants to Optionee that:

                  (a) Due Authorization. Ross has taken all necessary action to enter into this Agreement and the Escrow Agreement, to consummate the transactions contemplated hereby and thereby and otherwise carry out Ross's obligations hereunder and thereunder.

                  (b) No Conflict. The execution and delivery of this Agreement and the Escrow Agreement, and the consummation by Ross of the transactions contemplated hereby and thereby, will not: (i) violate, conflict with or result in the breach of any provision of, or result in a material modification or otherwise entitle any party to terminate, or constitute (whether after the filing of notice or lapse of time or both) a default (by way of substitution, novation or otherwise) under any contract or other agreement to which Ross is a party or by or to which any of Ross's assets or properties may be bound or subject; (ii) result in the creation or imposition of any material lien, charge, pledge, security interest or other encumbrance upon any property or assets of Ross pursuant to any provision of any mortgage, lien, lease, agreement, license or instrument; (iii) violate any law, regulation, statute; or (iv) violate any injunction, order, arbitration award, judgment or decree applicable to, against or binding upon Ross.

                  (c) Consents and Approvals. No approval, consent or authorization by any governmental authority or agency of the United States or the State of Florida is required that has not been obtained in connection with the execution and delivery of this Agreement and the Escrow Agreement, or the consummation of the transactions, by Ross.

                  (d) Enforceability. Assuming due execution and delivery of this Agreement and the Escrow Agreement by PowerCerv, this Agreement, the Escrow Agreement and each other agreement or instrument contemplated hereby or thereby will be valid and binding obligations of Ross, enforceable against Ross in accordance with their respective terms, except that such enforceability may be subject to (i) bankruptcy, insolvency, reorganization or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) general equitable principles.

                  (e) Good Title to the Shares. Ross holds good title to the Shares, free and clear of any and all claims, charges, pledges, liens, security interests or other encumbrances of any kind or nature whatsoever ("Liens"). In the event of the exercise of the Option, any Shares conveyed to the Optionee pursuant to such exercise shall be free and clear of any and all Liens.

         3.2 Survival of Representations and Warranties. All representations and warranties of Ross contained in this Agreement shall survive the execution and delivery of this Agreement and any and all exercises of the Option.

            ARTICLE IV -- REPRESENTATIONS AND WARRANTIES OF PowerCerv

         4.1 Representations and Warranties of PowerCerv. PowerCerv hereby represents and warrants to Ross, on behalf of itself (and, where applicable, any other Optionee), that:

                  (a) Due Authorization. PowerCerv has taken all necessary action to enter into this Agreement and the Escrow Agreement, to consummate the transactions contemplated hereby and thereby and otherwise carry out PowerCerv's obligations hereunder and thereunder.

                  (b) No Conflict. The execution and delivery of this Agreement and the Escrow Agreement, and the consummation by PowerCerv of the transactions contemplated hereby and thereby, will not: (i) violate, conflict with or result in the breach of any provision of, or result in a material modification or otherwise entitle any party to terminate, or constitute (whether after the filing of notice or lapse of time or both) a default (by way of substitution, novation or otherwise) under any contract or other agreement to which PowerCerv is a party or by or to which any of PowerCerv's assets or properties may be bound or subject; (ii) result in the creation or imposition of any material lien, charge, pledge, security interest or other encumbrance upon any property or assets of PowerCerv pursuant to any provision of any mortgage, lien, lease, agreement, license or instrument; (iii) violate any law, regulation, statute; or
(iv) violate any injunction, order, arbitration award, judgment or decree applicable to, against or binding upon PowerCerv.

                  (c) Consents and Approvals. No approval, consent or authorization by any governmental authority or agency of the United States or the State of Florida is required that has not been obtained in connection with the execution and delivery of this Agreement and the Escrow Agreement, or the consummation of the transactions, by PowerCerv.

                  (d) Enforceability. Assuming due execution and delivery of this Agreement and the Escrow Agreement by Ross, this Agreement, the Escrow Agreement and each other agreement or instrument contemplated hereby or thereby will be valid and binding obligations of Ross, enforceable against PowerCerv in accordance with their respective terms, except that such enforceability may be subject to (i) bankruptcy, insolvency, reorganization or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) general equitable principles.

                  (e) Securities Laws. PowerCerv is an "accredited investor" as such term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and the regulations promulgated thereunder. PowerCerv is aware that neither the Option nor the Shares is the subject of a registration statement filed with, and declared effective by, the Securities and Exchange Commission pursuant to Section 5 of the Securities Act, but instead is being offered and sold in reliance upon the exemption from the registration requirements of the Securities Act. The Shares will not be transferred or otherwise disposed of by the Optionee except in a transaction registered or exempt from registration under the Securities Act, and will initially bear a legend to that effect.

                  (f) Confidential Information. PowerCerv has provided Ross all Confidential Information (as defined herein).

         4.2 Survival of Representations and Warranties. All representations and warranties of PowerCerv contained in this Agreement shall survive the execution and delivery of this Agreement and any and all exercises of the Option.

ARTICLE V -- ACCESS TO INFORMATION; CONFIDENTIALITY OBLIGATIONS; INDEMNIFICATION

         5.1      Access to Information. Ross hereby acknowledges that
PowerCerv:

                  (a) has apprised Ross of (or provided Ross with access to) information of a confidential nature (i.e., information which PowerCerv has not reported in any filing or report filed with the Securities and Exchange Commission or otherwise made publicly available) which might reasonably be deemed material to a decision to purchase or sell the Shares ("Confidential Information");

                  (b) provided Ross with the opportunity to ask questions of PowerCerv and PowerCerv and receive answers to such questions; and

                  (c) disclosed to Ross a summary of any Confidential Information relating to PowerCerv of which PowerCerv is aware as of the date of execution of this Agreement.

         All such Confidential Information has been provided to Ross subject to
(i) the confidentiality obligations set forth in this Agreement, and (ii) applicable federal and state securities laws.

         5.2 Confidentiality Obligations. Ross hereby represents, warrants, covenants and agrees that:

                  (a) Ross will hold any and all Confidential Information in the strictest confidence, and not disclose or provide access to such information to any person or entity.

                  (b) Ross will not, directly or indirectly, engage in any trading activity in or with respect to the Common Stock (or any interest therein) while in possession of any such Confidential Information; provided, however, that to the extent any shares of Common Stock (or other interests therein) are held in a trust or similar vehicle over which Ross shares or has no control, trading activity may be conducted by any such trust or other vehicle so long as Ross has no involvement in any investment decision(s) with respect to such stock while in possession of any Confidential Information.

                  (c) Ross will indemnify the Optionee, PowerCerv, its officers and directors against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation or other action or proceeding, commenced or threatened, arising out or based on any breach of the covenants in subsections
(a) or

(b) of this Section or any violation of applicable federal and state securities laws in connection therewith. The parties agree that the indemnification obligation hereunder shall apply only to the extent that a court of competent jurisdiction (or the Securities and Exchange Commission, if applicable) finds that Ross' breach or violations under this Section 5.2 were negligent, reckless or intentional.

                  (d) Ross hereby agrees that his obligations under this Section
5.2 shall survive the non-exercise of the Option or any other event or circumstance, and shall continue for so long as any Confidential Information remains material, non-public information and/or compliance with federal or state securities laws so requires.

         5.3 Restrictions on Trading of the Shares Upon Expiration of Option Period.

                  (a) PowerCerv hereby covenants and agrees, immediately prior to the expiration of the Option Period, to notify Mr. Ross in writing if to its knowledge all of the Confidential Information disclosed pursuant to Section 5.1(b) hereof has been publicly disclosed or is no longer material, non-public information.

                  (b) If in the reasonable opinion of PowerCerv any Confidential Information provided to Ross has not been publicly disclosed or remains material, non-public information 120 days after the date of this Agreement and PowerCerv sends Ross written notice thereof, PowerCerv shall, after the expiration of the Option Period pay to Ross $1,000 per each day that the Nasdaq National Market is open for trading after such 120th day until the date PowerCerv provides written notice to Ross that such Confidential Information has been publicly disclosed and/or is no longer material, it being understood that PowerCerv will undertake reasonable efforts during such period of time, subject to PowerCerv's board of directors reasonable judgment that to exercise their fiduciary and other obligations to PowerCerv information should not yet be disclosed, to eliminate as soon as practicable any restrictions on the sale or transfer of the Shares under applicable federal securities laws due to the disclosure to Mr. Ross of the Confidential Information. On or about the 120th day after the date of this Agreement, PowerCerv shall provide written notice to Ross as to whether PowerCerv believes that any such Confidential Information has not yet been publicly disclosed and/or is no longer material.

                  (c) Under no circumstances will PowerCerv, directly or indirectly, not make (or cause not to be made) publicly available any Confidential Information following the expiration of the Option Period for the primary reason of preventing Ross from being able to engage in a sale or transfer of any or all of the Shares for which the Option has not been exercised or any other shares of Common Stock or any interest therein.

         5.4      Additional Indemnification

                  (a) PowerCerv will indemnify Ross against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation or other action or proceeding, commenced or threatened, arising from this Agreement, other than any action taken in breach of this Agreement. The parties agree that the indemnification obligation hereunder shall not apply to the extent that a court of competent jurisdiction (or the Securities and Exchange Commission, if applicable) finds that Ross' actions were negligent, reckless or intentional or in violation of any applicable federal and state securities law.

                  (b) If Ross becomes aware of any matter (a "Claim") which may give rise to a claim for indemnification against PowerCerv under this ?5.4, shall promptly (and in any event within five business days after becoming aware of the Claim) notify PowerCerv thereof in writing.

                  (c) PowerCerv will have the right at any time to assume and thereafter conduct the defense of the Claim with counsel of its choice; provided, however, that PowerCerv will not consent to the entry of any judgment or enter into any settlement with respect to the Claim without the prior written consent of Ross (not to be withheld unreasonably) unless the judgment or proposed settlement involves only the payment of money damages and does not impose an injunction or other equitable relief upon Ross.

                  (d) Unless and until PowerCerv assumes the defense of the Claim, Ross may defend against the Third Party Claim in any manner it reasonably may deem appropriate.

                  (e) In no event will Ross consent to the entry of any judgment or enter into any settlement with respect to the Claim without the prior written consent of PowerCerv (not to be withheld unreasonably).

         5.6 Disclosure Upon Assignment of Option and Subsequent Exercise Thereof. PowerCerv agrees that if it assigns or otherwise transfers this Option or any interest therein, that it will disclose to such transferee(s) at the time of such transfer(s) and on or about the time of the exercise thereof any information known to it that is of a confidential nature (i.e., information which PowerCerv has not reported in any filing or report filed with the Securities and Exchange Commission or otherwise made publicly available) which might reasonably be deemed material to a decision to purchase or sell the Option or the Shares.

                           ARTICLE VI -- MISCELLANEOUS

         6.1 Further Assurances. Each party shall execute and deliver such other documents and instruments and take such further action that may be necessary in order to consummate the transactions contemplated hereby.

         6.2 Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered personally, by express service, telefax, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

         If to Ross:

                  Harold R. Ross
                  c/o:     Richard B. Hadlow, Esq.
                           220 South Franklin Street
                           Tampa, FL  33022
                           Facsimile No.: (813) 223-9620

         with a copy to:

                  Richard B. Hadlow, Esq.
                  Bush Ross Gardner Warren & Rudy, P.A.
                  220 South Franklin Street
                  Tampa, FL  33022
                  Facsimile No.: (813) 223-9620

         If to PowerCerv:

                  PowerCerv Corporation
                  400 North Ashley Drive, Suite 2700
                  Tampa, Florida 33602
                  Facsimile No.: (813) 222-0886
                  Attention: General Counsel

         with a copy to:

                  Chester E. Bacheller, Esq.
                  Holland & Knight LLP
                  400 North Ashley Drive, Suite 2300
                  Tampa, Florida 33602
                  Facsimile No.: (813) 229-0134

or to such other address as the person to whom notice is to be given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

         6.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflict of law principles thereof.

         6.4 Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained herein shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

         6.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement.

         6.6 Costs and Expenses. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, accountants and legal counsel.

         6.7 Entire Agreement. Except as otherwise provided herein or in the Escrow Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral.

         6.8 Parties in Interest. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.


         6.9 Construction. The parties hereto have participated jointly in the negotiation drafting of this Agreement with the assistance of outside legal counsel. In the event an ambiguity or question of intent or interpretation concerning this Agreement arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring and disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any references to any federal, state, local or foreign statutes or laws shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the contact requires otherwise. The word "including" shall mean including without limitation.

         6.10 Amendments; Waivers. Upon mutual consent of the parties hereto, this Agreement may be amended in writing at any time, for the purpose of facilitating performance hereunder or to comply with any applicable regulation of any governmental authority or any applicable order of any court or for any other purpose. The parties hereto may, by mutual consent, extend the time for performance of any of the obligations or acts of either party hereto. Each party may, in writing, waive (a) compliance with any of the covenants of the other party contained in this Agreement or the Escrow Agreement, and/or (b) the other party's performance of any of its obligations set forth in this Agreement or the Escrow Agreement.

         6.11 Captions. The captions in this Agreement are inserted for convenience and reference purposes only, and shall not limit or otherwise affect any of the terms or provisions hereof.

         6.12 Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Agreement by either party hereto and that this Agreement may be enforced by either party hereto through injunctive or other equitable relief.

         IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first above written.


HAROLD R. ROSS                      POWERCERV CORPORATION


/s/ Harold R. Ross                  By: /s/ Marc J. Fratello
----------------------------------     ------------------------------------

H.R.R. LIMITED PARTNERSHIP

By: H.R.R., Inc., sole general partner


         By: /s/ Harold R. Ross
            ----------------------------------
             Harold R. Ross, President

                          AMENDMENT TO OPTION AGREEMENT


         This amendment to option agreement is made and entered into effective as of May ___, 1999 by and among HAROLD R. ROSS, an individual resident of the State of Florida ("Mr. Ross"), H.R.R. LIMITED PARTNERSHIP, a Nevada limited partnership ("HRR"), and POWERCERV CORPORATION ("PowerCerv").

                                    RECITALS

         Mr. Ross, HRR and PowerCerv entered into an option agreement dated March 14, 1999 (the "Agreement") pursuant to which Mr. Ross and HRR granted options to PowerCerv to acquire certain stock in PowerCerv. Such parties desire to modify the Agreement as set forth herein.

         NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, Mr. Ross, H.R.R. and PowerCerv hereby agree as follows:

         1. If the documents necessary under the Agreement to (i) assign the right to purchase all of the Shares under the Agreement are executed and (ii) to exercise the option to purchase all of the Shares, by 11:59 p.m., May 24, 1999, the "Option Exercise Price" (as defined in the Agreement) shall be $2.25 per share. The parties agree that such price shall also be applicable to the escrow agreement entered into between the parties and First Union National Bank pursuant to the Agreement. If such documents are not so executed by such time, the Agreement shall remain unchanged from its form prior to the execution of this instrument.

         2. The Agreement is only amended as set forth herein and is in all other respects hereby ratified, confirmed and approved.

         IN WITNESS WHEREOF, the undersigned have executed this amendment.

HAROLD R. ROSS                                       POWERCERV CORPORATION

  /s/ Harold R. Ross                                By:  /s/ Marc J. Fratello
--------------------------------------                  -----------------------

H.R.R. LIMITED PARTNERSHIP

By: H.R.R., Inc., sole general partner


         By:  /s/ Harold R. Ross
            ------------------------------------
             Harold R. Ross, President

                      SECOND AMENDMENT TO OPTION AGREEMENT

         This second Amendment to Option Agreement is made and entered into effective as of June 9, 1999 by and among HAROLD R. ROSS, an individual resident of the State of Florida ("Mr. Ross"), H.R.R. LIMITED PARTNERSHIP, a Nevada limited partnership ("HRR"), and POWERCERV CORPORATION ("PowerCerv").

                                    RECITALS

         Mr. Ross, HRR and PowerCerv entered into an option agreement dated March 14, 1999 (the "Agreement") pursuant to which Mr. Ross and HRR granted options to PowerCerv to acquire certain stock in PowerCerv. Such parties entered into an amendment to the Agreement effective May 17, 1999. Such parties desire to further modify the Agreement as set forth herein.

         NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, Mr. Ross, H.R.R. and PowerCerv hereby agree as follows:

         1. If the documents necessary under the Agreement to (i) assign the right to purchase all of the Shares under the Agreement are executed and (ii) to exercise the option to purchase all of the Shares, by 11:59 p.m., June 8, 1999, the "Option Exercise Price" (as defined in the Agreement) shall be $2.10 per share. The parties agree that such price shall also be applicable to the escrow agreement entered into between the parties and First Union National Bank pursuant to the Agreement. If such documents are not so executed by such time, the Agreement shall remain unchanged from its form prior to the execution of this instrument.

         2. The Agreement is only amended as set forth herein and is in all other respects hereby ratified, confirmed and approved.

         IN WITNESS WHEREOF, the undersigned have executed this amendment.

HAROLD R. ROSS                              POWERCERV CORPORATION


    /s/ Harold R. Ross                     By:   /s/ Marc J. Fratello
---------------------------------------        --------------------------------

H.R.R. LIMITED PARTNERSHIP

By:  H.R.R., Inc., sole general partner


         By: /s/ Harold R. Ross
            -----------------------------------
                  Harold R. Ross, President

                       THIRD AMENDMENT TO OPTION AGREEMENT


         This Third Amendment to Option Agreement is made and entered into effective as of June 9, 1999 by and among HAROLD R. ROSS, an individual resident of the State of Florida ("Mr. Ross"), H.R.R. LIMITED PARTNERSHIP, a Nevada limited partnership ("HRR"), and POWERCERV CORPORATION ("PowerCerv").

                                    RECITALS

         Mr. Ross, HRR and PowerCerv entered into an option agreement dated March 14, 1999 (the "Agreement") pursuant to which Mr. Ross and HRR granted options to PowerCerv to acquire certain stock in PowerCerv. Such parties entered into an amendment to the Agreement effective May 17, 1999 and June 4, 1999. Such parties desire to further modify the Agreement as set forth herein.

         NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, Mr. Ross, H.R.R. and PowerCerv hereby agree as follows:

         1. If the documents necessary under the Agreement to (i) assign the right to purchase all of the Shares under the Agreement are executed and (ii) to exercise the option to purchase all of the Shares are executed by 11:59 p.m., June 9, 1999, the "Option Exercise Price" (as defined in the Agreement) shall be $2.10 per share. The parties agree that such price shall also be applicable to the escrow agreement entered into between the parties and First Union National Bank pursuant to the Agreement. If such documents are not so executed by such time, the Agreement shall remain unchanged from its form prior to the execution of this instrument.

         2. The Agreement is only amended as set forth herein and is in all other respects hereby ratified, confirmed and approved.

         IN WITNESS WHEREOF, the undersigned have executed this amendment.

HAROLD R. ROSS                              POWERCERV CORPORATION


    /s/ Harold R. Ross                     By:  /s/ Marc J. Fratello
---------------------------------------        --------------------------------

H.R.R. LIMITED PARTNERSHIP

By:  H.R.R., Inc., sole general partner


         By: /s/ Harold R. Ross
            -----------------------------------
                  Harold R. Ross, President

                       ASSIGNMENT AND ASSUMPTION AGREEMENT

         This Assignment and Assumption Agreement is by and between PowerCerv Corporation ("PowerCerv," the "Company" or "Assignor"), David A. Straz, Jr. ("Straz" or "Assignee").

         PowerCerv has heretofore obtained an option from Harold R. Ross and HRR Limited Partnership dated March 24, 1999 to purchase 2,000,000 shares of the outstanding common stock of PowerCerv (the "Ross Shares"), which was subsequently amended by an amendment dated May 17, 1999 and a Second Amendment dated June 4, 1999 (the "Ross Option"), copies of which are attached hereto as Exhibit A. Pursuant to the Ross Option the parties thereto and First Union National Bank as escrow agent (the "Escrow Agent") entered into an escrow agreement dated March 24, 1999 (the "Escrow Agreement") under which the Ross Shares were deposited with the Escrow Agent pending exercise of the Ross Option. David A. Straz, Jr. now desires to purchase from PowerCerv an assignment of the Ross Option and be designated as PowerCerv's designee thereunder based on the terms and conditions set forth herein.

         NOW THEREFORE, PowerCerv and Straz, desiring to set forth the terms and condition pursuant to which Straz will purchase and exercise the Ross Option, in consideration of the mutual promises contained herein and for other good and valuable consideration, agree as follows:

         1. ASSIGNMENT AND ASSUMPTION. PowerCerv does hereby assign all of its right, title and interest in the Ross Option to Straz and designates Straz, or at Straz's election the Straz Family Limited Partnership ("SFLP"), as its designee, and Straz does hereby assume all of PowerCerv's obligations thereunder, except that Straz is not assuming, and PowerCerv shall remain solely liable for (i) the indemnity obligation of PowerCerv under Section 5.4 of the Ross Option (ii) the PowerCerv payment, disclosure and other obligations of PowerCerv under Section 5.3 and 5.6 of the Ross Option , and (iii) its obligations under the Escrow Agreement (the "Excluded Obligations").

         2. CONSIDERATION. In consideration of the assignment of the Ross Option to Straz, Straz, or at Straz's election SFLP, agrees to exercise the Ross Option in full simultaneous with the execution of this Agreement and in accordance with the provisions of Section 3 below and upon receipt of the Ross Shares from the Escrow Agent pay to PowerCerv by check the amount of $75,000.00
(US).

         3. PROCEDURES FOR EXERCISE OF ROSS OPTION. Upon the parties' execution of this Agreement, Straz, or at Straz's election SFLP, will exercise the Ross Option with respect to all of the Shares by (a) delivering to Ross and the Escrow Agent an Option Exercise Notice (as defined in the Option Agreement), in the form attached hereto as Exhibit B, and (b) concurrent with the delivery of such Option Exercise Notice, remit to the Escrow Agent, by wire transfer of federal funds, the Option Exercise Price (as defined in the Ross Option Agreement) to the account designated in the Escrow Agreement. Subject to completion by Straz of the actions set forth in (a) and (b) of this Section 3, PowerCerv will take any and all actions required under the Ross Option Agreement and the Escrow Agreement to cause the Escrow Agent to deliver the Ross Shares to Straz, or at Straz's election SFLP.

         4. REPRESENTATIONS AND WARRANTIES OF POWERCERV. PowerCerv represents and warrants to Straz as follows:

                  (a) Organization. PowerCerv is a corporation duly organized and validly existing and in good standing under the laws of the state of Florida and is duly qualified to do business in every state where the nature of its business or assets requires it to be so qualified.

                  (b) Authorization, Power and Authority. PowerCerv has full legal and corporate power to own it assets and conduct its business as presently conducted. The execution of this Agreement, the Ross Option, and the Escrow Agreement by PowerCerv has been duly authorized by all requisite action of its Board of Directors and no action of its stockholders (other than as expressly contemplated by the terms of the Option Agreement and the Escrow Agreement) nor any consent from, registration with, notice to or waiver from any other person or governmental entity is required in order for PowerCerv to execute this Agreement, the Ross Option and the Escrow Agreement and to consummate the transactions contemplated hereby and thereby.

                  (c) Enforceability. This Agreement, the Ross Option and the Escrow Agreement are legal, valid and binding agreements which are enforceable against the parties thereto (other than Straz) in accordance with their respective terms except as enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting creditors rights generally and subject to general principles of equity (regardless of whether such enforceability is sought in equity or at law).

                  (d) Non-Contravention. The execution and delivery of this Agreement, the execution of each and every other agreement and instrument contemplated hereby, the consummation of the transactions contemplated hereby and thereby, and the performance hereof, by PowerCerv will not (1) violate, conflict with or result in the breach of any provision or, or result in a material modification of or otherwise entitle any party to terminate, or constitute (whether after the filing of notice or lapse of time or both) a default (by way of substitution, novation or otherwise) under, any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sales contract, mortgage, license, franchise, commitment or other binding arrangement to which Powercerv is a party or by or to which any of his assets or properties may be bound or subject, (2) result in the creation or imposition of any lien or other encumbrance upon any of the property or assets of PowerCerv, or (3) violate any law, regulation, statute, injunction, order, arbitration award, judgment or decree applicable to, against, or binding upon PowerCerv.

                  (e) Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any federal, state, local or foreign governmental or regulatory authority is required to be made or obtained by PowerCerv in connection with the execution and delivery of this Agreement by PowerCerv or the consummation by PowerCerv or Straz, or at Straz's election SFLP, of the transactions contemplated hereby, except for the filing of a
Schedule 13D with the SEC in connection with the acquisition of the Option and the exercise thereof.

                  (f) SEC Filings. PowerCerv has timely filed with the Securities and Exchange Commission all filings required to be filed by it under the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "SEC Filings") and under the laws and regulations of any state in which PowerCerv has offered or sold its securities, and all such filings (including, without limitation, any financial statements or schedules included in the Disclosure Letter delivered by the Company to Straz in connection with the transactions contemplated hereby)
(x) were prepared in compliance with the requirements of applicable law and the rules and regulations thereunder, as the case may be, and (y) did not at the time of filing (or if amended, supplemented or superseded by a filing prior to the date hereof, on the date of that filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. All amendments to such filing which are required to be filed under the rules and regulations of the agencies with whom they were filed have been so filed on a timely basis and are likewise true and correct and do not fail to make statements which are necessary to make the statements contained therein not false or misleading in light of the circumstances under which they were made.

                  (g) Capitalization. The authorized capital stock of PowerCerv consists of 45,000,000 shares of Common Stock $.001 par value and 5,000,000 shares of Preferred Stock $.001 par value. There are 13,147,408 shares of the common stock issued and outstanding as of the date hereof and 6,690,000 shares of the Common are reserved for the exercise of options pursuant to PowerCerv's existing stock option plans or other outstanding convertible securities inclusive of the Straz Warrant as defined in Section 7 (b) hereof. A complete and accurate list of all persons holding options or other rights to purchase capital stock of the Company and the number of shares covered thereby is set forth in Schedule 4 (g) of the Disclosure Letter. There are no shares of the Preferred outstanding. All of PowerCerv's issued and outstanding common shares have been duly authorized and validly issued, and are fully paid, non-assessable and were not issued in violation of any preemptive or other similar legal or contractual right. Except for options and convertible securities for which common has been reserved as stated above, PowerCerv does not have any outstanding options, warrants, subscriptions or other rights, agreements, arrangements, or commitments of any character relating to the issued or unissued capital stock of PowerCerv or obligating the Company to issue or sell any shares of its capital stock or equity interests to any person which exceed 25,000 shares of Common. Except for the Stockholders' Agreement to be executed in accordance with Section 8c hereof, there are no agreements or understandings to which the Company or, to the Company's knowledge, any shareholders owning beneficially or of record, individually or in the aggregate, five percent or more of PowerCerv's capital stock are parties which purport to govern the voting of any shares of the Company's voting stock or restrict the transfer of any of the shares of the Company's capital stock.

                  (h) Absence of Liabilities. PowerCerv has no liability or obligation, or series of liabilities or obligations, whether known or unknown, absolute, contingent, direct, indirect or otherwise which in the aggregate would cause the Company a Material Adverse Consequence to the Company, as defined below. Without limiting the foregoing, the Company has no contract with any person which will by its terms under current circumstances result in a loss or series of losses to the Company that would have or is reasonably likely to have a Material Adverse Consequence to the Company. For purposes of this agreement an event or series of events shall be deemed to have a "Material Adverse Consequence to the Company" if the effect of the event or series of events has caused, or with the passage of time is reasonably likely to cause, the Company and its subsidiaries taken as a whole to experience losses in the aggregate, which are not reimbursable by insurance, which equal or exceed $3,000,000.00.

                  (i) Absence of Litigation. There is no claim, litigation, arbitration, dispute resolution, proceeding or governmental proceeding or investigation (a "Proceeding") pending or to

PowerCerv's knowledge threatened against PowerCerv which if adversely determined would have a Material Adverse Consequence to the Company or inhibit its ability to consummate the transactions contemplated hereby, and there are no existing situations or circumstances of which PowerCerv has knowledge which are reasonably likely to result in such Proceedings.

                  (j) Absence of Material Adverse Consequences. Since the date of the December 31, 1998 audited financial statements, PowerCerv has not experienced, nor does it have knowledge of any circumstances reasonably likely to cause, a Material Adverse Consequence to the Company.

                  (k) Software and Intellectual Property. The Company owns the software, trade and service marks, copy rights and other intellectual property listed on Schedule 4 (k) of the Disclosure Letter (the "Company's Material Owned Intellectual Property") free and clear of any lien, charge, claim or encumbrance except as noted on Schedule 4 (k) to the Disclosure Letter. The Company has no patents. The Company's Material Owned Intellectual Property is all of the Intellectual Property which is necessary for the Company to conduct its business as it is presently conducted. The Company has no knowledge that the Company's Material Owned Intellectual Property which is licensed to others as part of the Company's business does not perform as it has been represented to perform to the licensees thereof. To the knowledge of the Company, the conduct of the business of the Company as currently conducted and as planned to be conducted does not conflict in any way with any patent, patent right, license, trademark, trademark right, trade name, trade name right, service mark, copyright or other proprietary right of any other person, and the Company has received no claim or threat that any such conflict exists and there is no Proceeding pending or threatened against the Company concerning any such conflict.

                  (l) Millennial Data. The Company has implemented and is currently testing its year 2000 plan and both its licensed software and its owned software, including, without limitation the Company's Material Owned Intellectual Property which consists of software, will process accurately (including calculating, comparing and sequencing) in all material respects date data from and between the twentieth and twentieth-first centuries, including leap year calculations ("Millennial Date Data") without materially affecting functionality when used in accordance with the product documentation except to the extent that the absence of such functionality does not cause a Material Adverse Consequence to the Company.

                  (m) Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from the Company as a result of the transactions contemplated hereby or by reason of the exercise of the Ross Option except as may be contemplated by Schedule 4 (m) to the Disclosure Letter.

                  (n) D & O Insurance Coverage. The Company currently has in force and has purchased for the year ending December 31, 1999, Directors and Officers Liability insurance with Carolina Casualty Insurance Company in accordance with the policy numbered 1236163, a copy of which has been provided to Straz. All premiums related thereto, which are due, have been paid in full, and there is no contingency relating to the effectiveness of the coverage during the 1999 calendar year which has not been satisfied.

                  (o) Truthfulness of Information Provided. All facts which could have a Material Adverse Consequence to the Company have been disclosed to Straz, in or in connection with this

Agreement. The representations, warranties and statements made by the Company in this Agreement and in the Schedules contained in the Disclosure Letter or any certificate delivered pursuant hereto and all information provided by the Company to Straz in connection with his decision to invest in the Ross Shares and in connection with the negotiation and execution of this Agreement do not contain any untrue statements of material fact, and when taken together, do not omit to state any material fact necessary to make such representations, warranties, statements and information, in light of the circumstances under which they were made, not misleading, the effect of which results in a Material Adverse Consequence to the Company.

         5.     REPRESENTATIONS AND WARRANTIES OF STRAZ AND SFLP.

                  (a) Power and Authority. Straz and SFLP represent and warrant to PowerCerv that each has full power and authority to execute this Agreement and to exercise the Ross Option, and upon execution this Agreement will be a legal, valid and binding agreement of Straz and SFLP which is enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting creditors rights generally and subject to general principles of equity.

                  (b) Non-Contravention. The execution and delivery of this Agreement, the execution of each and every other agreement and instrument contemplated hereby, the consummation of the transactions contemplated hereby and thereby, and the performance hereof, by Straz and SFLP will not (1) violate, conflict with or result in the breach of any provision or, or result in a material modification of or otherwise entitle any party to terminate, or constitute (whether after the filing of notice or lapse of time or both) a default (by way of substitution, novation or otherwise) under, any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sales contract, mortgage, license, franchise, commitment or other binding arrangement to which Straz or SFLP is a party or by or to which any of his assets or properties may be bound or subject, (2) result in the creation or imposition of any lien or other encumbrance upon any of the property or assets of Straz or SFLP, or (3) violate any law, regulation, statute, injunction, order, arbitration award, judgment or decree applicable to, against, or binding upon Straz or SFLP.

                  (c) Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any federal, state, local or foreign governmental or regulatory authority is required to be made or obtained by Straz in connection with the execution and delivery of this Agreement by Straz or, to Straz's knowledge, the consummation by Straz, or at Straz's election SFLP, of the transactions contemplated hereby, except for the filing of a Schedule 13D with the SEC in connection with the acquisition of the Option and the exercise thereof.

                  (d) Purchase for Investment. Straz is acquiring the Option and, upon exercise thereof, the Shares, for his own account for investment and not with a view to, or for sale in connection with, any distribution thereof , nor with any present intention of distributing or selling the same, and Straz has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof.

                  (e) Investment Sophistication. By reason of Straz's business or financial experience, Straz has the capacity to protect his own interests in connection with the transactions contemplated hereby. Straz is aware of PowerCerv's business affairs and financial condition and has acquired sufficient information about PowerCerv to reach an informed and knowledgeable decision to acquire the Option and the Shares; provided, however, that nothing in this Section 4(f) shall be deemed to vitiate or limit the representations and warranties of PowerCerv contained in this Agreement.

                  (f) Accredited Investor Status. Straz is an "accredited investor" as defined in Rule 501 of Regulation D promulgated under the Securities Act.

                  (g) Legending of Certificates. Straz hereby understands and agrees that the certificates Shares shall bear a legend evidencing the restrictions on transfer pursuant to the Stockholders' Agreement as well as the following legend:

                  "The Shares represented by this Certificate have been acquired for investment and have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state, and may not be offered, sold, assigned, pledged, hypothecated or otherwise disposed of unless and until registered under the Securities Act and any applicable state securities laws or unless such offer, sale, assignment, pledge, hypothecation, transfer or other disposition is exempt from registration or is otherwise in compliance with the Securities Act and such laws."


         6. COVENANTS OF POWERCERV. From and after the execution of this Agreement and for so long as Straz or SFLP shall own at least 500,000 shares (adjusted for any stock splits, stock dividends, recapitalizations or other similar events occurring after the date hereof) of PowerCerv Common Stock, PowerCerv will take the following actions:

                  (a) 34 Act Reporting Obligations. PowerCerv will timely file all reports required under the Securities Exchange Act of 1934 and the rules and regulations thereunder.

                  (b) Financial Information. PowerCerv will provide to Straz and SFLP (i) financial information reasonably requested by him within twenty-two days of the end of each month which shall include but not be limited to an income statement, balance sheet and sources and uses of funds statement in a form acceptable to Straz and SFLP together with such comparative month to month and year to date information as Straz may reasonably request; (ii) such one and multi year budgets as the Company may prepare as a part of its business with monthly and year to date comparisons of actual to budget for such periods; and
(iii) a monthly sales report indicating all sales completed during such period and the status of any pending sales with such other detail as Straz may reasonably request.

                  (c) Nomination and Election to Board. If requested by Straz, subject to the qualification requirements for directors set forth in section 3 of Article II of PowerCerv's By-Laws as currently in effect, PowerCerv will nominate Straz or his designated representative for election to the Company's Board of Directors and use its best efforts to cause him or his designated representative to be elected to the Board of Directors of the Company either at the next annual meeting if such request is made prior to the time for filing of the Company's proxy statement related thereto or at the next regularly scheduled meeting if such request is received at any other time than in connection with the nomination of a management slate of directors in connection with the next annual meeting.

                  (d) Composition of Board. If requested by Straz, the Board of Directors of PowerCerv will reorganize the Board so that it is composed of a majority of directors who are persons who are not Founders, employees, independent contractors or significant venders or customers of the Company or persons who are affiliates of any such persons ("Independent Directors"). For purposes of this paragraph, the Founders shall be deemed to be Roy Crippen, Marc Fratello and Harold Ross. In order to achieve the foregoing, upon the request of Straz, a committee consisting of the then current Independent Directors and Straz will nominate new independent directors and the Board will take such actions as necessary under the by-laws to increase the number of directors to a number which will cause the Independent Directors including the new nominees to be elected and to be a majority of the reconstituted board. Thereafter, no new independent director shall be nominated by the Board or management (other than Straz pursuant to this Agreement) without the approval of a majority of the then sitting Independent Directors and no action shall be taken by the Company which will cause the Independent Directors to constitute less than a majority of the members of the Board of Directors of the Company.

                  (e) Restricted Actions. Without the consent of Straz, the Company will not take any of the following actions:

                           (i) Amend its Certificate of Incorporation, or by laws so as to change the voting rights of the common or increase the authorized common or preferred stock;

                           (ii) Increase the number of shares of Common Stock reserved for issuance to cover options, warrants or other stock purchase rights or issue any options, warrants or stock purchase rights other than pursuant to the existing employee and director stock option plans within the current reservations thereunder or as contemplated by the Straz Warrant;

                           (iii) Issue any Common Stock, Preferred Stock or convertible securities.

provided that after three years from the date hereof, the Company may issue warrants, Preferred Stock or convertible securities without Straz's consent if a majority of the then Independent Directors approves such transaction in connection with a financing by the Company raising additional capital (an "Independent Director Approved Financing").

                  (f) Further Restricted Actions. Without the consent of a majority of the Independent Directors, the Company will not grant any registration rights with respect to its common stock superior or on parity with registration rights granted in Addendum A to the Stockholders' Agreement.

         7. OTHER AGREEMENTS. As an additional inducement to Straz to enter into this Agreement, PowerCerv and Straz further agree as follows:

                  (a) Brokers. Except as specified in Section 4 (m) of the Disclosure Letter, each party will pay, if required, and will indemnify and hold the other parties hereto harmless from and against any and all claims of or liability, if any, which may be owed to any broker, finder or other facilitator who was retained or engaged by such party and is owed a fee as a result of the consummation of the transactions contemplated hereby.

                  (b) Warrants. Simultaneous with the execution of this Agreement, the Company will issue to Straz, or Straz's designee , a warrant in substantially the form of Exhibit C attached hereto for the purchase of 75,000 shares of the Company's common stock at an exercise price of $2.50 per share (the "Straz Warrant").

                  (c) Registration Rights. Simultaneous with the execution of this Agreement, Straz and the original signatories to the Shareholders' Agreement referenced in Section 9(c) shall have the Registration Rights set forth in Addendum A to such Stockholders' Agreement referenced in Section 9(f) hereof.

                  (d) Indemnification for the Excluded Obligations and Other Matters. PowerCerv agrees to indemnify and hold harmless Straz and SFLP for (i) any claim, liability, cost, loss or damage (including reasonable attorneys fees) related to or arising out of the Excluded Obligations provided that such indemnity shall not cover any claim made by Ross against PowerCerv, Straz and/or SFLP that results from a legal action brought by Straz against Ross and which relates to a claim that Ross had information about the Company which was not disclosed to Straz and/or SFLP; and (ii) any claim, liability, cost, loss or damage (including reasonably attorneys' fees) related to or arising out of any claim against Straz and/or SFLP resulting from his exercise or attempted exercise of the Ross Option or his purchase of the Ross Shares as a result thereof except to the extent that such claim arises as a result of Straz's breach of this agreement or non performance of the terms hereof.

                  (e) Payment of Legal Fees. The Company will pay the fees and costs of Straz's and SFLP's attorney in connection with the preparation of this Agreement, the Stockholder Agreement and the conduct of due diligence activities in connection with the transactions contemplated hereby, provided that the maximum fees shall not exceed $20,000. Additionally, the Company will either provide to Straz, or if Straz so designates, SFLP, a draft of a Form 13D promptly after the exercise of the Ross Option and, to the extent Straz requires other legal assistance in filing the same, reimburse Straz and SFLP for the cost of such assistance.

                  (f) Further Actions and Assurances. Upon full execution of this Agreement, PowerCerv will notify the Escrow Agent and Ross of the designation and assignment contained herein and shall take any and all actions required or advisable in order to cause Ross and the Escrow Agent to transfer the Ross Shares to Straz or SFLP, if Straz so designates, subject only to receipt by Ross and the Escrow Agent of the Exercise Notice and the Escrow Agent of the wire transfer of the Exercise Price.

                  (g) Confidentiality. Straz and SFLP agrees that they will keep confidential and will not disclose or divulge any confidential, proprietary or secret information that Straz or SFLP may obtain, directly or indirectly, from PowerCerv pursuant to financial statements, reports and other materials submitted to Straz and SFLP pursuant to this Agreement, unless such information is or becomes publicly available or such disclosure will not contravene PowerCerv's policies and guidelines regarding "insider information."

         8. SURVIVAL OF REPRESENTATION AND WARRANTIES, REMEDIES. The representations and warranties of the parties contained herein shall survive the execution of this agreement and the exercise of the Ross Option for a period of 18 months. In order to make a claim for breach of a representation or warranty contained in this Agreement, the party asserting the claim must give written notice to the party against whom the claim is made of the nature of the claim prior to the expiration of such 18 month period. Straz's sole remedy for breach of a representation and warranty by the Company under this agreement or for any claim under applicable securities laws or for fraud shall be that upon such a breach Straz shall have the right to put his shares to the Company and the Company shall purchase such shares so put for a price of $1.50 per share (the "Put Price"). This put right must be exercised by written notice from Straz to the Company accompanied by certificates representing the shares so put duly endorsed in blank or with duly executed stock powers attached which must be given to the Company no later than 120 days after the final determination that a breach exists either by decree of a court of competent jurisdiction from which no appeal has been or can be timely taken or by written agreement of the parties (a "Final Determination"). Until the shares so put are purchased and paid for by the Company, Straz shall retain all rights in the shares so put including the right to vote such shares and the right to withdraw such shares and void the put. Upon receipt of a put from Straz after a Final Determination, the Company shall pay Straz the Put Price in cash or by other immediately available funds transfer within seven days. The put right contained herein is referred to as the "Straz Put Right."

         9. CONDITIONS TO STRAZ'S OBLIGATIONS. The obligations of Straz and SFLP to exercise the Ross Option shall be conditioned upon the following:

                  (a) The representations and warranties of PowerCerv shall be true and correct as of the date of the execution of this Agreement and as of the date of the exercise of the Ross Option, and PowerCerv shall have performed all actions required by the Agreement and the Option to be performed by it and shall not be in breach of the Agreement or the Ross Option.

                  (b) PowerCerv shall not have experienced any event which materially and adversely affects the business, prospects, assets or financial condition of PowerCerv.

                  (c) Marc Fratello, Roy Crippen and the other parties thereto shall have executed a Stockholder's Agreement in substantially the form of Exhibit E attached hereto and such agreement shall be in full force and effect.

                  (d) There shall exist no impediment or legal restriction which would cause Straz, or if Straz so designates, SFLP, not to be able to vote the Ross Shares upon exercise of the Ross Option or would give any other shareholder of PowerCerv any dissenter's rights as a result of the exercise of the Ross Option.

         10.    MISCELLANEOUS:

                  (a) Headings. The headings in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any provisions hereof.

                  (b) Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, singular and plural as the identity of that Person referred to requires.

                  (c) Entire Agreement. This Agreement and the Ross Option and other documents and agreements executed by the parties hereto on this date or referred to herein together constitute the entire agreement and understanding of the parties hereto in respect of the subject matter referred to herein and therein, and there are no restrictions, promises, representations, warranties, covenants, or undertakings with respect to the subject matter hereof, other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the parties hereto with respect to the subject matter hereof.

         11. NOTICES. All communications in connection with this Agreement shall be in writing and shall be deemed properly given if hand delivered or sent by telecopier (provided that such communication is confirmed by same-day deposit in the United States mail first class postage prepaid) or overnight courier with adequate evidence of delivery or sent by registered or certified mail return receipt requested at:

                  If to Straz or SFLP, at:           David A. Straz, Jr.
                                                     4805 Swann Avenue
                                                     Tampa, FL 33609

                  With a copy to:                    Fowler, White, Gillen, Boggs,
                                                       Villareal and Banker, P.A.
                                                     501 East Kennedy Blvd.
                                                     Suite 1700
                                                     Tampa, FL 33602
                                                     Attn. David C. Shobe, Esq.

                  If to the Company, at:             PowerCerv Corporation
                                                     400 North Ashley Drive, Suite 2700
                                                     Tampa, FL  33602
                                                     Attn. Marc Fratello, CEO

                  With a copy to:                    Holland & Knight LLP
                                                     400 North Ashley Drive, Suite 2300
                                                     Tampa, FL  33602
                                                     Attn. Chester E. Bacheller, Esq.

or such other addresses or Persons as the recipient shall have designated to the sender by a written notice given in accordance with this Section. Any notice called for hereunder shall be deemed delivered (a) on the date of delivery if sent by personal delivery, (b) on the date of delivery if sent by facsimile, (c) the next day after sending by overnight courier, and (d) five (5) days after being deposited in the U.S. mail if sent by registered or certified mail.

         12. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida applicable to agreements between Florida residents entered into and to be performed entirely within Florida.

         13. SEVERABILITY. The invalidity or unenforceability of any provisions hereof in any jurisdiction shall not affect the validity, legality or Enforceability of the remainder hereof in such jurisdiction or the validity, legality or Enforceability hereof, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

         14. SUCCESSORS, ASSIGNS, TRANSFEREES. All representations, warranties, covenants and agreements of the parties contained in this Agreement or made in writing in connection herewith, shall, except as otherwise provided herein, be binding upon and inure to the benefit of their respective successors and permitted assigns. In no event may the rights under Sections 6 (c), (d) and
(e) be assigned by Straz without the advance written consent of the Company. Any transfer, transaction or event that would result in SFLP no longer being an Affiliate of Straz shall constitute an assignment requiring the advance written consent of the Company.

         15. AMENDMENTS; WAIVERS. Any provision hereof may be amended, modified or supplemented only upon the consent in writing by the Company and Straz.

         16. COUNTERPARTS. This agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same Agreement.

         17. CONSTRUCTION AND REPRESENTATION. The parties understand and acknowledge that they have each been represented by counsel in connection with the preparation, execution and delivery of this Agreement. This Agreement shall not be construed against any party for having drafted it.





                [THE REST OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, this Assignment and Assumption Agreement has been executed by the parties as of the 9th day of June, 1999.

                                          POWERCERV CORPORATION


                                          By: /s/ Marc J. Fratello
                                             -----------------------------------

                                          Title: CEO
                                                --------------------------------



                                          /s/ David A. Straz, Jr.
                                          --------------------------------------
                                          David A. Straz, Jr., individually

                             STOCKHOLDERS' AGREEMENT


               THIS STOCKHOLDERS AGREEMENT ("Agreement") is made and entered into this 9th day of June, 1999, by and among DAVID A. STRAZ, JR. ("Straz"), ROY E. CRIPPEN, III ("Crippen"), RCF COMPANY LTD. PARTNERSHIP ("RCF L.P."), the Roy Edward Crippen III (1998) Annuity Trust under Agreement dated October 26, 1998 (the "Trust"), MARC J. FRATELLO ("Fratello"), and MJF LIMITED PARTNERSHIP ("MJF L.P.") (hereinafter Straz, Crippen and Fratello are referred to individually as a "Principal Stockholder" and collectively as the "Principal Stockholders") and MJF L.P., the Trust and RCF L.P. and other Persons that become parties hereto after the date of this Agreement in accordance with the terms and provisions contained herein (the "Additional Stockholders") (hereinafter the Principal Stockholders and the Additional Stockholders are referred to individually as a "Stockholder" and collectively as the "Stockholders").

                               W I T N E S S E T H

               WHEREAS, the Principal Stockholders beneficially and/or of record own the following issued and outstanding capital stock of POWERCERV CORPORATION, a Florida corporation (the "Corporation") as follows:

                                                                     Number
                         Name                                       of Shares
                         ----                                       ---------
          David A.  Straz, Jr.                                      2,000,000
          Roy  E. Crippen, III personally
            and through RCF Company
            Ltd Partnership
            and the Trust                                           1,588,500
          Marc J. Fratello personally
            and through MJF Limited
            Partnership (MJF L.P.)                                  2,677,600; and

               WHEREAS, the Stockholders desire to enter into this Agreement and believe it to be in their best interest to impose certain restrictions and obligations relating to the voting and transfer of their shares in the Corporation, whether now owned or hereafter acquired.

               NOW, THEREFORE, the parties agree as follows:

                                    ARTICLE I
                        RESTRICTION ON TRANSFER OF SHARES

         1.1 Restrictions on Transfer. Except as otherwise provided in Sections 1.2 and 1.3 below, no Stockholder shall at any time during the existence of this Agreement directly or indirectly sell, assign, transfer, mortgage, encumber, pledge or otherwise deal with or dispose of ("Transfer") any or all of the shares of capital stock of the Corporation now owned or hereafter acquired by such Stockholder (the "Shares") without first obtaining the written consent of each of the other

Stockholders, or, in the event of a proposed sale of Shares by a Stockholder after June 7, 2000 and in the absence of written consent to such Transfer as aforesaid, without first complying with the terms and conditions of Article II below. As used herein, the term Shares shall include all shares of the capital stock of the Corporation owned or controlled by a Shareholder and its Affiliates during the term of this Agreement including without limitation, the shares received by such Shareholders or Affiliates by reason of any stock dividend, stock split, or recapitalization. The term "Affiliate" shall have the meaning attributed to it in Rule 12b-2 as promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934 and shall include any Permitted Transferee other than the Corporation.

         1.2      Permitted Transfers. The restrictions on Transfer provided in
Section 1.1 above shall not apply to transfers to a "Permitted Transferee" of a Principal Stockholder. As used herein, a Permitted Transferee shall be:

                  (a) any individual who is the spouse or a lineal descendant of a Principal Stockholder;

                  (b) a trust for the benefit of an individual described in 1.2(a) above or a Principal Stockholder and in which the Principal Stockholder retains the power to vote and dispose of such Shares;

                  (c) a family partnership whose controlling general partner is a Principal Stockholder;

                  (d) a corporation or partnership organized for the purpose of siting the ownership of Shares outside of Florida but which is beneficially owned by a Principal Stockholder so transferring the Shares;

                  (e) the estate of a Stockholder;

                  (f) a Principal Stockholder to whom Shares are transferred back by someone or some entity that is a Permitted Transferee as to such Principal Stockholder under the foregoing provisions; or

                  (g) the Corporation;

provided, however, that such Permitted Transferee has agreed in writing as provided in Article IV below to be bound and has become bound by the terms and conditions of this Agreement to the same extent and in the same manner as the Stockholder transferring Stock to him, her or it; and, provided further, that the Transfer to any such Permitted Transferee is effected in compliance with the registration requirements of all applicable securities laws (or exemptions therefrom). As used herein, a Permitted Transfer is a transfer to a Permitted Transferee.

         1.3      Exceptions. The restrictions on Transfer provided in Sections
1.1 of this Article shall not apply to Transfers made in connection with an acquisition of all of the capital stock of the Corporation by means of a sale, tender offer or stock-for-stock merger with an unrelated Person, a liquidation after the sale of substantially all of the assets of the Corporation or a sale pursuant to the piggyback registration rights granted in Addendum A attached hereto (a "Termination Event"). For purposes hereof the term "Person" means an individual, partnership, corporation, business trust, limited liability company, joint stock company, trust, unincorporated association, joint venture, or other entity of whatever nature.


                                   ARTICLE II
                        RIGHT OF FIRST OFFER ON TRANSFER

         2.1 Communication of Offer to Sell, Procedures for Acceptance and Reoffer. After June 7, 2000, if a Stockholder (the "Selling Stockholder") desires to Transfer all or any portion of his Shares in the Corporation other than in a Permitted Transfer, such Selling Stockholder shall first serve written notice (hereinafter referred to as "Offer to Sell") to that effect upon the other Stockholders (the "Nonselling Stockholders"), stating the number of Shares desired to be Transferred, and offering to sell such Shares to the Nonselling Stockholders in accordance with the terms of this Agreement. The Nonselling Stockholders shall have the right to purchase such portion of the Stock offered for sale as the number of shares owned by each bears to the total number of shares owned by all of the Stockholders (not including the Stock of the Selling Stockholder) by giving written notice of acceptance (specifying the number of shares to be purchased) to the Selling Stockholder and the Nonselling Stockholders within ten (10) days after receipt by the Nonselling Stockholders of the said Offer to Sell. Upon the close of such ten-day period, the Selling Stockholder shall notify each Non-Selling Stockholder who has accepted the offer of any Non-Selling Stockholder who has declined the offer and the number of Shares available for purchase as to which such Non-Selling Shareholder declined (a "Re-Offer Notice"). Upon receipt of such Re-Offer Notice, the other Nonselling Stockholders shall have the right to purchase on a pro rata basis all or any part of the unaccepted Shares by giving written notice of acceptance (specifying the number of Shares to be purchased) to the Selling Stockholder and the other Nonselling Stockholders hereto within five (5) days following the receipt of such Re-Offer Notice.

         2.2 Terms of Sale of Shares. In the event that any Shares are to be purchased pursuant to the terms of this Article II, the following provisions shall apply:

                  (a) The purchase price of each such Share shall be ninety (90%) percent multiplied by the weighted average of the high and low sales price of the Common stock as reflected on the Nasdaq National Market for the ten (10) trading days immediately preceding the date of the Offer to Sell.

                  (b) Within thirty (30 days after there has been an offer and acceptance under this Article II, the Transfer shall take place at 10:00 a.m. local time at the offices of the Corporation or at such other location or date on which the participants in the transaction agree in writing, at which time the purchasers shall deliver the appropriate consideration in the form of cash and the Selling Stockholder shall deliver certificates or other acceptable transfer instructions representing the Shares to be sold, free and clear of any and all liens, claims and encumbrances whatsoever (except those imposed by this Agreement and securities laws generally), together with such other instruments and documents of transfer as the purchasers shall reasonably request.

         2.3 Consequences of Failure to Purchase. In the event that the Nonselling Stockholders fail or refuse to purchase all of the Shares offered for sale by the Selling Stockholder, the Selling Stockholder shall be free to Transfer the Shares not purchased by the Nonselling Stockholders in any manner and upon any terms and conditions, including a sale pursuant to the Registration Rights included in Addendum A hereto; provided, however, that any such Transfer shall take place within one (1) year following the last day that the Nonselling Stockholders may give a notice of acceptance as provided hereinabove, provided that such one-year period shall be extended by any period during which the Selling Stockholder has requested registration pursuant to the registration rights included in Addendum A to this Stockholders Agreement and such registration has been delayed pursuant to the provisions of Section 3(b) of such Addendum, and upon the expiration of such period, the provisions of this Agreement shall continue as to all of the Stock not Transferred during such period.

                                   ARTICLE III
                                VOTING OF SHARES

         3.1 Voting Requirements. For so long as any Stockholder and such Stockholder's Affiliates or other Permitted Transferees owns or controls, in the aggregate, at least 500,000 Shares of Company Common Stock (as adjusted for any stock splits, stock dividends, recapitalizations or similar events occurring after the date hereof), such Stockholder agrees to vote and to cause his or its affiliates and Permitted Transferees to vote all of the Shares owned or controlled by or under common control with such Stockholder, its Affiliates and Permitted Transferees at any meeting called for such vote or on any action taken without a meeting:

                  (a) For the election of the other Principal Stockholders as directors of PowerCerv other than for a Principal Stockholder that requests otherwise;

                  (b) Unless otherwise agreed by all of the Principal Stockholders, against any amendment to the Company's Certificate of Incorporation or Bylaws that is approved by the Company's Board of Directors in contravention of that certain Assignment and Assumption Agreement among Straz, the Company and SFLP dated the date hereof or which, if it had been approved by the Board, would have been in contravention of such agreement;

                  (c) Unless otherwise agreed by all of the Principal Stockholders, against any increase in the number of Company shares reserved for issuance under any stock option plan or for any other stock purchase right that is approved by the Company's Board of Directors in contravention of that certain Assignment and Assumption Agreement among Straz, the Company and SFLP on or about the date hereof or which, if it had been approved by the Board, would have been in contravention of such agreement; or

                  (d) Unless otherwise agreed by all of the Principal Stockholders, against any designation of new Preferred Shares or increase in the authorized common shares that is approved by the Company's Board of Directors in contravention of that certain Assignment and Assumption Agreement among Straz, the Company and SFLP on or about the date hereof or which, if it had been approved by the Board, would have been in contravention of such agreement.

         This provision shall be deemed a voting agreement between Stockholders pursuant to the provisions of Section 607.0731 of the Florida Business Corporation Act. The parties shall take such action as is necessary to effectuate the foregoing provisions, including but not limited to the execution of proxies or other documents. Except as set forth above, the parties shall be free to vote their Company Shares in any fashion they desire.

                                   ARTICLE IV
                                     LEGENDS

         Each certificate evidencing any Stock that is issued to any Stockholder shall bear a legend in substantially the following form:

         THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AS SET FORTH IN A STOCKHOLDERS' AGREEMENT, DATED AS OF ______ __, 1999.

                                    ARTICLE V
                              AGREEMENT TO BE BOUND

         Prior to the termination of this Agreement, no Stock may be Transferred, either directly or indirectly, to any Permitted Transferee unless such Permitted Transferee, prior to such Transfer, agrees in writing, in form and substance satisfactory to the Principal Stockholders to be bound by the terms hereof to the same extent and in the same manner as the transferor of such Stock, a copy of which writing shall be delivered to each of the Principal Stockholders and shall include the address of such Permitted Transferee to which notices hereunder shall be sent. Each such supplementary agreement shall become effective upon its execution by the Principal Stockholders and the Permitted Transferee, and it shall not require the signatures or the consent of any other party hereto. Upon such execution such Permitted Transferee shall be bound by all the restrictions placed on Stockholders hereby, shall be subject to any additional restrictions set forth in such supplementary agreement and shall enjoy only such rights as are specifically set forth in such supplementary agreement.

                                   ARTICLE VI
                                     NOTICE

         All communications in connection with this Agreement shall be in writing and shall be deemed properly given if hand delivered or sent by telecopier (provided that such communication is confirmed by same-day deposit in the United States mail first class postage prepaid) or overnight courier with adequate evidence of delivery or sent by registered or certified mail return receipt requested at:

         If to Straz or SFLP, at:            David A.  Straz, Jr.
                                             4805 Swann Avenue
                                             Tampa, FL 33609

         With a copy to:                     Fowler, White, Gillen, Boggs,
                                             Villareal and Banker, P.A.
                                             501 East Kennedy Blvd.
                                             Suite 1700
                                             Tampa, FL 33602
                                             Attn.  David C.  Shobe, Esq.

         If to Crippen , RCF LP or
         the Trust, at:                      908 Acreage Road
                                             Tampa, FL 33602

         If to Fratello or MJF LP, at        400 North Ashley, Suite 2700
                                             Tampa, FL 33602

or such other addresses or Persons as the recipient shall have designated to the sender by a written notice given in accordance with this Section. Any notice called for hereunder shall be deemed delivered (a) on the date of delivery if sent by personal delivery, (b) on the date of delivery if sent by facsimile, (c) the next day after sending by overnight courier, and (d) five (5) days after being deposited in the U.S. mail if sent by registered or certified mail.

                                   ARTICLE VII
                            TERMINATION OF AGREEMENT

         7.1 Termination. This Agreement shall terminate upon the occurrence of either of the following events:

                  (a) the written agreement of the Principal Stockholders to that effect;

                  (b) the bankruptcy, receivership or dissolution of the Corporation;

                  (c) the consummation of a Termination Event;

                  (d) Upon compliance with this Agreement according to its terms, the disposal of all the Stock of any Stockholder shall terminate this Agreement as to such Stockholder; or

                  (e) the election of Straz by written notice to the parties upon the occurrence of an Independent Director Approved Financing pursuant to the provisions of Section 6(e) of the Assignment and Assumption Agreement of even date herewith.

         7.2 Termination as to A Stockholder. This Agreement shall terminate as to any Stockholder when the Shares owned or controlled, either directly or indirectly, by such Stockholder and such Stockholder's Affiliates and Permitted Transferees and any Principal Stockholder from whom such Stockholder received Shares equals in the aggregate less than 500,000 Shares of the Company's Common Stock adjusted for any stock dividends, stock splits, recapitalizations or similar events occurring after the date hereof.


                                  ARTICLE VIII
                                  MISCELLANEOUS

         8.1 Rules of Construction. Throughout this Agreement, and whenever appropriate, the masculine gender shall be deemed to include the feminine and neuter; and the singular, the plural; and vice versa.

         8.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

         8.3 Amendment. This Agreement may be amended, altered, or modified only by the execution of a written agreement signed by all of the Stockholders.

         8.4 Prior Agreements. This Agreement amends and supplants any and all prior agreements between any or all of the parties hereto relating to restrictions on the sale or disposition of Shares owned by the Stockholders in the Corporation.

         8.5 Binding Effect. This Agreement shall be binding upon the parties, their heirs, personal representatives, successors and permitted assigns.

         8.6 Further Assurances. The Stockholders, by the signing hereof, hereby agree to execute and deliver such other documents and agreements, including but not limited to assignments, bills of sale, stock powers, or resolutions, as may be reasonably necessary, desirable or convenient in order to effect the purposes hereof.

         8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same Agreement.

         8.8 Construction and Representation. The parties understand and acknowledge that they have each been represented by (or have had the opportunity to be represented by) counsel in connection with the preparation, execution and delivery of this Agreement. This Agreement shall not be construed against any party for having drafted it.


                                   ARTICLE IX
                               REGISTRATION RIGHTS

         By joining into this Agreement, the Company and the Principal Stockholders agree that the Principal Stockholders and their Affiliates shall have the registration rights set forth in Addendum A hereto.

         IN WITNESS WHEREOF, the parties have set their hands and seals the day and year first above-written.

WITNESSES:

/s/                                         /s/  David A. Straz, Jr.
------------------------------------        ------------------------------------
/s/                                         David A. Straz, Jr.
------------------------------------

/s/                                         /s/  Roy E. Crippen, III
------------------------------------        ------------------------------------
/s/                                         Roy E. Crippen, III
------------------------------------


                                            RCF COMPANY LTD. PARTNERSHIP


/s/                                         By:  /s/  Roy E. Crippen
------------------------------------           ---------------------------------

/s/                                         Its:  /s/ Gen Partner
------------------------------------            --------------------------------


                                            Roy E. Crippen III (1998)
                                            Annuity Trust under Agreement
                                            dated October 26, 1998

/s/                                         By:  /s/  Roy E. Crippen, III
------------------------------------           ---------------------------------

/s/                                         Its Trustee
------------------------------------

/s/                                         /s/  Marc J. Fratello
------------------------------------        ------------------------------------
                                            Marc J. Fratello
/s/
------------------------------------


                                            MJF LIMITED PARTNERSHIP


/s/                                         By:  /s/  Marc J. Fratello
------------------------------------           ---------------------------------

/s/                                         Its:  /s/  Gen Partner
------------------------------------            --------------------------------

                        JOINDER BY POWERCERV CORPORATION


         Solely for the purposes of agreeing to provisions of Article IX hereof and the registration rights provisions set forth in Addendum A hereto, PowerCerv Corporation hereby joins into this Agreement.


                                            POWERCERV CORPORATION


                                            By:  Marc J. Fratello
                                               ---------------------------------
                                            Its:  CEO
                                                --------------------------------

                      ADDENDUM A TO STOCKHOLDERS AGREEMENT









                               REGISTRATION RIGHTS

                                   PROVISIONS

                                   ADDENDUM A


                         REGISTRATION RIGHTS PROVISIONS


         SECTION 1. DEFINITIONS. As used in this Addendum A, the following terms have the meanings specified below and include the plural as well as the singular:

         "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person, including any Permitted Transferee under the Stockholders' Agreement other than the Company. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing; provided, that, for purposes of Section 6, any "Person" or "group" (each as defined in Section 13(d)(3) or 14(d)(2) of the Exchange Act) that is the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 10% of the capital stock having ordinary voting power in the election of directors of such Person (if a corporation) or more than 10% of the partnership or other ownership interests of such Person (if other than a corporation) shall be deemed to control such Person.

         "Board" means the board of directors of Company.

         A "Class" of Registrable Shares means any of the Senior Registrable Shares and the Parity Registrable Shares. Registrable Shares that are part of any Class (the "Transferred Class") that are transferred to or otherwise become held by any holder of Registrable Shares of any other Class (the "Other Class") shall cease to be Registrable Shares of the Transferred Class and thereafter be Registrable Shares of the Other Class (unless and until they are subsequently transferred to or otherwise become held by any holder of Registrable Shares of another Class or cease to be Registrable Shares).

         "Common Stock" means Company's common stock, par value $.001 per share, and all securities of any issuer issued, in exchange for, or as a dividend or other distribution on, outstanding shares of the Common Stock.

         "Company" means PowerCerv Corporation, a Florida corporation.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         "Founder Investors" means Marc Fratello and Roy E. Crippen, III.

         "Founder Registrable Shares" means all Common Stock held from time to time by any Founders and their respective Affiliates.

         "Governmental Authority" means any nation or government, any state or other political subdivision thereof and any court, panel, judge, board, bureau, commission, agency or other entity, body or other Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

         "Holder" means any holder of Registrable Shares.

         "NASD" means the National Association of Securities Dealers, Inc.

         "Original Parity Holders" means Straz and the Founder Investors.

         "Parity Holder" means Straz, the Founders, Affiliates of Straz, Affiliates of each Founder and any other party designated from time to time by a majority of the Independent Directors of the Company (as defined in the Assignment and Assumption Agreement) as a "Parity Holder" who shall have registration rights with respect to Parity Registrable Shares having priority on a Piggy Back Registration generally on parity in all material respects pursuant to paragraph 3(e) hereof.

         "Parity Registrable Shares" means all Common Stock held from time to time by a Parity Holder or that is designated from time to time by Company as "Parity Registrable Shares;" provided, however, (i) that the shares issuable to Straz shall be deemed to be Parity Registrable Shares (and Registrable Shares) only so long as such stock is the stock he purchased in connection with the Assignment and Assumption Agreement of like date herewith, the Stockholders Agreement or the warrant granted to Straz or his Affiliates in connection with his entering into the Stockholders Agreement or shares issued to him or his Affiliates in respect of such shares after the date hereof and such Parity Registrable Shares are held by Straz or his Affiliates and (ii) the shares held by the Founders and their Affiliates shall be deemed to be Parity Registrable Shares (and Registrable Shares) only so long as such stock is the common stock of the Company, the Founder's or their Affiliates owned as of the date of this Agreement including stock issuable to them upon exercise of options held by them as of the date of this Agreement and any shares issued to them or their Affiliates in respect of such shares after the date of this Agreement and such Parity Registrable Shares are held by the Founders and their Affiliates.

         "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

         "Registrable Shares" means the Senior Registrable Shares and the Parity Registrable Shares. As to any particular Registrable Shares, such securities shall cease to be Registrable Shares (and shall cease to be Parity Registrable Shares and Senior Registrable Shares) when they have been distributed to the public pursuant to an offering registered under the Securities Act, sold to the public through a broker, dealer or market maker in compliance with Rule 144 under the Securities Act (or any similar rule then in force) or repurchased by Company. For purposes of this Addendum, a Person shall be deemed to be a Holder of Registrable Shares, and the Registrable Shares shall be deemed to be in existence, whenever such Person has the right to acquire directly or indirectly such Registrable Shares upon conversion or exercise of other securities, disregarding any restrictions or limitations upon such conversion or exercise, whether or not such acquisition has actually been effected (it being understood that Company shall not be required to include in any registration hereunder any securities other than Common Stock ).

         "Registration" shall mean Shelf Registration (as defined in Section 2(a) hereof) and each Piggyback Registration (as defined in Section 3(a) hereof).

         "Registration Expenses" means all expenses incident to Company's performance of or compliance with this Addendum A, including, without limitation, all SEC and stock exchange or NASD registration and filing fees and expenses, fees and expenses of compliance with securities or blue sky laws (including, without limitation, reasonable fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Shares), printing expenses, messenger and delivery expenses, the fees and expenses incurred in connection with the listing of the securities to be registered on each securities exchange or national market system on which similar securities issued by Company are then listed, fees and disbursements of counsel for Company and all independent certified public accountants (including the expenses of any annual audit, special audit, if necessary, and "cold comfort" letters required by or incident to such performance and compliance), the fees and disbursements of underwriters customarily paid by issuers or sellers of securities, the fees and expenses of any special experts retained by Company in connection with such registration, and fees and expenses of other persons retained by Company; provided that Company shall not be responsible for any underwriting discounts or commissions, fees and expenses of counsel to any Original Selling Holder, or transfer taxes, if any, attributable to the sale of any Original Selling Holder's Parity Registrable Shares.

         "Registration Statement" means each Shelf Registration Statement (as defined in Section 2(a) hereof) and each Regular Registration Statement (as defined in Section 3(a) hereof).

         "Rights" shall mean, with respect to any Person, any subscription, option, warrant, right, convertible security or other agreement, instrument or commitment of any character obligating (contingently or absolutely) such Person to issue or sell any capital stock or other securities.

         "SEC" means the Securities and Exchange Commission or any successor thereof.

         "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         "Selling Holder" means a Holder of the Registrable Shares intended consistent with the terms hereof to be covered by a registration statement.

         "Senior Registrable Shares" means (i) all Common Stock and all Common Stock issuable with respect to any Rights designated by a majority of the "Independent Directors" of the Company (as defined in that certain Assignment and Assumption Agreement among Straz, the Company and others dated June 8, 1999) from time to time by Company as "Senior Registrable Shares," (ii) all Common Stock issued upon conversion of any Common Stock referred to in clause (i) above, (iii) all Common Stock issued with respect to any securities referred to in clause (i) or (ii) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, reorganization or otherwise, and (iv) all other Common Stock held from time to time by any holder of Common Stock described in clause (i), (ii) or
(iii) above.

         "Stockholders Agreement" means the stockholders agreement dated June 8, 1999 among Straz and the Founder Investors and joined into by Company.

         "Straz" means David A. Straz, Jr.

         SECTION 2.  REGISTRATION RIGHTS.

(a) If any Original Parity Holder and his Affiliates owns Parity Registrable Shares representing in excess of four percent (4%) of the outstanding Common Stock of the Company and such Original Parity Holder provides the notice required under the Stockholders Agreement of an intended disposition of Common Stock and the other parties thereof do not timely exercise their rights thereunder to acquire all of such Common Stock and Company receives a written request from such Original Parity Holder and/or his Affiliates prior to the termination of this Agreement (other than with respect to Section 6 hereof pursuant to Section 7(b) hereof), at the address and by the means required with respect to notices given pursuant to the Stockholders Agreement, that such Original Parity Holder and/or his Affiliates desires Company to file a registration statement with respect to the Registrable Shares not so acquired pursuant to the Stockholders Agreement (a "Shelf Registration Statement") with the SEC under the Securities Act, Company shall use reasonable efforts to do so as promptly as practicable and thereafter use reasonable efforts to try and cause such Shelf Registration Statement to become effective (a "Shelf Registration"). Such registration statement may include Founder Registrable Shares of other Original Parity Holders or their respective Affiliates that have not already used their right to two Shelf Registrations, however the inclusion of such securities shall constitute the use by such Original Parity Holder (including instances where it is an Affiliate of such Original Parity Holder that includes Founder Registrable Shares in such registration) of a right to request a Shelf Registration. Each Original Parity Holder shall have the right to request only two Shelf Registrations under this
Section 2.

         (b) The provisions of this Section 2 will be subject to the following conditions:

         1. If, at any time after Company receives a notice from any Original Parity Holder pursuant to Section 2(a) above, Company decides to make a public offering of securities through one or more underwriters (a "Company Public Offering"), and an underwriter selected by Company to manage such proposed underwriting advise Company that it believes that such underwritten offering could be adversely affected by the concurrent registered offering of Registrable Shares pursuant hereto, then Company may defer the requested filing or delay or suspend the effectiveness of such Shelf Registration Statement (as applicable) for a period of no more than 180 days.

         2. If at any time after Company receives a notice from any Original Parity Holder pursuant to Section 2(a), Company is contemplating a merger or consolidation of Company into or with, or a sale or transfer of all or substantially all of the business and assets of Company to, any other Person, then Company may defer the requested filing or delay or suspend the effectiveness of such Shelf Registration Statement (as applicable) for up to 90 days or until promptly after the date the contemplated transaction becomes effective or is abandoned, whichever is earlier, in which case Company (or any successor to it by merger or consolidation, as the case may be) will use reasonable efforts to cause such registration statement to become effective as promptly as reasonably possible thereafter.

         3. If at any time after Company received a notice from any Original Parity Holder pursuant to Section 2(a) above, Company determines that the requested Shelf Registration would require disclosure of information at a time that could be detrimental to Company, the Company shall have the right to defer the requested filing or delay or suspend the effectiveness of such Shelf Registration Statement (as applicable) for the period for which such Shelf Registration would be detrimental; provided, however, that Company may not defer the filing or delay or suspend the effectiveness of the Shelf Registration Statement for a period of more than 90 days.

         4. To the extent the Company suspends the effectiveness of a Shelf Registration Statement pursuant to Section 2(b)(1), (2) or (3) above, the period that the Company must keep such Shelf Registration Statement effective pursuant to Section 5(a)(2) above shall be increased by the amount of time of such suspension of effectiveness.

         SECTION 3.  PIGGYBACK REGISTRATION RIGHTS.

         (a) Right to Company Piggyback. If an Original Parity Holder and his Affiliates owns in the aggregate Parity Registrable Shares then representing in excess of four percent (4%) of the outstanding shares of Common Stock of Company and Company proposes to file a registration statement under the Securities Act with respect to its Common Stock (a "Regular Registration Statement"), other than a registration statement on Form S-8, Form S-4 or any successor forms or a Shelf Registration Statement, and pursuant to which Common Stock is proposed to be sold (a "Proposed Registration"), and the registration form to be used may be used for the registration of Registrable Shares (a "Piggyback Registration"), then Company shall give written notice to each Original Parity Holder no less than ten (10) days before the initial filing date with the SEC. Such notice shall: (i) subject to the provisions of this Section 3, offer each Original Parity Holder and its Affiliates the opportunity to include in such filing such number of such Original Parity Holder's Parity Registrable Shares as such Original Parity Holder and its Affiliates may request; and (ii) specify the kind and number of securities proposed to be registered and the proposed distribution arrangements.

         (b) Requests to Piggyback. If an Original Parity Holder or his Affiliates holds Parity Registrable Shares and is entitled to receive written notice pursuant to Section 3(a) above and desires to have any such Parity Registrable Shares registered under this Section 3, he shall advise Company in writing (a "Piggyback Registration Request") within three (3) business days after the date he receives the notice pursuant to subsection 2(a) hereof (the "Piggyback Notice"). Such notice shall set forth the amount of Parity Registrable Shares that such Original Parity Holder and/or his Affiliates desire to have registered. Such Original Parity Holder and/or his Affiliates shall be permitted to withdraw all or any part of its Registrable Shares from a Piggyback Registration at any time prior to the effective date of the related registration statement upon giving five (5) days prior written notice of such withdrawal to Company.

         (c) Distribution Methods. Subject to subsection 3(d) below, if an Original Parity Holder delivers a Piggyback Registration Request in accordance with subsection 3(b) hereof, he may select any method or methods of distribution of the such Original Parity Holder's and his Affiliates Parity Registrable Shares that he has requested to be included in the Piggyback Registration.

         (d) Change in Distribution Method. If the Proposed Registration is for (or includes) an underwritten public offering of securities and a Selling Holder has selected any other method of distribution for any of such Selling Holder's Parity Registrable Shares that it has requested be included in the Piggyback Registration and if the managing underwriter of such offering (the "Managing Underwriter") advises Company in writing that, in its opinion, the distribution of such Selling Holder's Parity Registrable Shares by such method shall materially adversely affect the success of such offering of securities, then such Selling Holder shall not be entitled to include in such Piggyback Registration such number of such Registrable Shares that the Managing Underwriter determines shall materially adversely affect the success of such offering (the "Non-Participating Shares"), unless such Selling Holder elects, by written notice to Company within five (5) days after receipt of such written advice, to include, subject to subsection 3(e) hereof, in such underwritten public offering either all the such Selling Holder's Parity Registrable Shares requested to be registered by it or the Non-Participating Shares. If the Proposed Registration is not (and does not include) an underwritten public offering and such Proposed Registration includes securities to be sold for the account of Company or the Holder of any Senior Registrable Shares, and if such Selling Holder has selected any method of distribution of any of such Selling Holder's Parity Registrable Shares that is materially different from the method selected by Company or the Holder of any Senior Registrable Shares for the distribution of such securities to be sold for its account, and if the Board shall reasonably determine (and shall notify such Selling Holder in writing of such determination) that the distribution of such Parity Registrable Shares by such method shall materially adversely affect the success of such sale of all such securities, then such Selling Holder may select, by written notice to Company within five (5) days, any other method of distribution that in the reasonable judgment of the Board shall not have such effect.

         (e) Priority on Piggyback Registrations. If an Original Parity Holder delivers a Piggyback Registration Request in accordance with Section 3(b) hereof and the Proposed Registration is for (or includes) an underwritten offering, Company shall permit such Selling Holder to include all of its Parity Registrable Shares in such offering on the same terms and conditions as any similar securities included therein. If, in the case of a Proposed Registration that is for (or that includes) an underwritten offering, the Managing Underwriter advises such Selling Holder in writing that in its opinion, or, in the case of a Proposed Registration that is not for (and does not include) an underwritten offering of securities to be distributed for the account of Company or the Holder of any Senior Registrable Shares, the Board shall reasonably determine (and notify such Selling Holder in writing of such determination) that the amount or kind of securities proposed to be included in such offering (including, but not limited to, Registrable Shares to be included in accordance with subsections 3(c) and 3(d) above) shall materially adversely affect the success of the offering of all securities proposed to be distributed for the account of Company or the Holder of any Senior Registrable Shares, then Company shall include in such offering the amount of securities, if any, that, in the opinion of the Managing Underwriter or the reasonable judgment of the Board (as the case may be) can be sold as follows:

                  (1) first, the securities Company propose(s) to sell for its own account and any Senior Registrable Shares allocated amongst such parties as Company determines;

                  (2) second, the Parity Registrable Shares requested to be included in such offering by the Parity Holders who have delivered Piggyback Registration Requests; and

                  (3) third, the securities held by Persons other than the Holders of Senior Registrable Shares and Parity Holders requested to be included in such offering.

To the extent that Company has been advised or has determined (as the case may be) that the number of such Selling Holder's Parity Registrable Shares and other securities requested to be included in such offering exceeds the number that can be sold in such offering without having a materially adverse effect on the success of such offering, Company shall include in such registration, prior to the inclusion of any securities that are not Registrable Shares, the number of Registrable Shares requested to be included that, in the opinion of the Managing Underwriter or the reasonable judgement of the Board (as the case may be), can be sold in such offering without having such a materially adverse effect (the "Available Shares"), allocated first among Company and Holders of Senior Registrable Shares (as Company may determine), second among the Holders of Parity Registrable Shares who have delivered Piggy Back Registration Requests pro rata amongst such Holders on the basis of the number of securities requested to be included in such offering by such Holders. If after giving effect to clause (1) and (2) above, there are additional Available Shares, then such Available Shares shall be allocated pro rata among the Persons requesting securities to be registered in such offering pursuant to clause (3) above on the basis of the number of securities requested to be included in such offering by such Persons (or as otherwise determined by Company).

         (f) Selection of Underwriters. If any Piggyback Registration is for an underwritten offering, Company shall engage, on terms and conditions customary for such purposes, an investment banking firm to serve as Managing Underwriter for such offering.

         (g) Abandonment. Company shall have the right, upon prompt written notice to a Selling Holder delivering a Piggyback Registration Request, to abandon a Piggyback Registration.


         SECTION 4. EXPENSES. Company shall pay all Registration Expenses in connection with each registration pursuant to Section 3 hereof, and Company and the Original Parity Holder making a request pursuant to Section 2(a) hereof shall each pay one-half of the Registration Expenses in connection with each Registration pursuant to Section 2 hereof, in each instance whether or not such registration becomes effective under the Securities Act; provided, however, that each Original Parity Holder and their Affiliates shall pay all underwriting discounts and commissions and transfer taxes, if any, relating to the sale of such Original Parity Holder's Parity Registrable Shares pursuant to any such registration; provided, further, that each Original Parity Holder and their Affiliates shall pay his or its pro rata share of the incremental registration filing fees attributable to the inclusion of its Parity Registrable Shares in any such registration pursuant to Section 3 hereof and shall pay all fees and disbursements of its counsel incurred in connection with any registration pursuant to Section 2 or 3 above.

         SECTION 5.  REGISTRATION PROCEDURES.

         (a) With respect to any Registration, Company, subject to subsections 2(b) and 3(e) above and Section 5(d) below, shall use reasonable efforts to effect the registration of all of each Original Parity Holder's and his Affiliates Parity Registrable Shares that each Original Parity Holder and his Affiliates is permitted by the terms hereof to be included therein in accordance, subject to subsections 3(d), with the intended method(s) of distribution thereof reasonably promptly, and in connection with any such request, Company shall do the following:

                  (1) prepare and file with the SEC a registration statement on any form for which Company then qualifies and that is available for the registration of the Registrable Shares requested to be registered in accordance with the intended method(s) of distribution thereof, include (subject to subsections 3(d) and 3(e) above) in the registration on such form all Registrable Shares requested to be included, and use reasonable efforts to cause such registration statement to become effective;

                  (2) prepare and file with the SEC such amendments and post-effective amendments and supplements to the registration statement or any prospectus as may be necessary to keep the registration statement effective for a period that shall terminate with respect to a Piggyback Registration on the earlier of forty-five (45) days after the Regular Registration Statement is officially declared effective by the SEC or when all Selling Holder's Parity Registrable Shares covered by such registration statement have been disposed of, and with respect to a Shelf Registration or the earlier of one year after the Shelf Registration Statement is officially declared effective by the SEC or when all Selling Holder's Parity Registrable Shares covered by such registration statement have been disposed of, and comply with all applicable rules and regulations of the SEC and with the provisions of the Securities Act applicable to Company with respect to the disposition of all Selling Holder's Parity Registrable Shares covered by such registration statement during such period in accordance with the intended methods of disposition by such

Selling Holder set forth in such registration statement (as it may be amended) or any supplement to any such prospectus;

                  (3) notify each Selling Holder, at any time when a prospectus relating to such Selling Holder's Parity Registrable Shares covered by the registration statement is required to be delivered under the Securities Act, of the occurrence of any event as a result of which the preliminary prospectus or prospectus included in such registration statement or any prospectus supplement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein in light of the circumstances under which they were made, not misleading, and Company shall, as promptly as reasonably practicable thereafter, prepare and file with the SEC and furnish to each Selling Holder a supplement or amendment to such preliminary prospectus, prospectus or prospectus supplement so that, as thereafter delivered to the prospective purchasers of such Selling Holder's Parity Registrable Shares being distributed by such Selling Holder, such preliminary prospectus, prospectus or prospectus supplement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

                  (4) if requested by a Selling Holder, Company shall cooperate and shall promptly incorporate in a prospectus supplement or post-effective amendment to the registration statement at such cost and expense such information concerning such Selling Holder and his or its intended method of distribution as it reasonably requests to be included therein (and which is not inappropriate, in the reasonable judgment of Company, after consultation with its outside legal counsel), including, without limitation, with respect to any change in the intended method of distribution, the amount or kind of Parity Registrable Shares being offered by such Selling Holder, the offering price for such Parity Registrable Shares or any other terms of the offering or distribution of the Registrable Shares and make all required filings of such prospectus supplement or post-effective amendment as soon as possible after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment;

                  (5) on or prior to the date on which the registration statement is declared effective, use reasonable efforts to register or qualify, and cooperate with each Selling Holder and its counsel, in connection with the registration or qualification of such Selling Holder's Parity Registrable Shares covered by the registration statement for offer and sale under the securities or "blue sky" laws of each state and other U.S. jurisdiction as each Selling Holder reasonably (in light of the intended plan of distribution) requests in writing, use reasonable efforts to keep each such registration or qualification effective, including through new filings, amendments or renewals, during the period the registration statement is required to be kept effective and do other acts or things reasonably necessary or advisable to permit the disposition in all such jurisdictions of the such Selling Holder's Parity Registrable Shares; however, Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to so qualify, (ii) take any action that would subject it to general service of process in any jurisdiction where it would not otherwise be subject to such general service of process or (iii) subject itself to general taxation in any jurisdiction where it would not otherwise be subject;

                  (6) cooperate with each Selling Holder, its legal counsel and any other interested party (including any interested broker-dealer) in making any filings or submissions required to be made, and the furnishing of appropriate information in connection therewith, with the NASD;

                  (7) use reasonable efforts to cause all such Selling Holder's Parity Registrable Shares included in such registration statement to be listed, by the date of the first sale of Registrable Shares pursuant to such registration statement, on each securities exchange or interdealer quotation system on which similar securities issued by Company then are listed or proposed to be listed, if any;

                  (8) take other steps reasonably necessary to effect the registration and qualification of such Selling Holder's Parity Registrable Shares included in such Registration and to facilitate the disposition thereof in accordance with the respective plans of distribution of such Selling Holder permitted hereunder.

         (b) Each Selling Holder, upon receipt of any notice from Company of the occurrence of any event of the kind described in clause 3 of subsection 5(a) above, shall forthwith discontinue disposition of such Selling Holder's Parity Registrable Shares pursuant to the registration statement covering such Selling Holder's Parity Registrable Shares until such Selling Holder's receipt of the copies of the supplemented or amended preliminary prospectus or prospectus contemplated by such subsection and, if so directed by Company, such Selling Holder shall deliver to Company (at the expense of Company) all copies, other than permanent file copies then in such Selling Holder's possession, of the most recent preliminary prospectus or prospectus covering such Selling Holder's Parity Registrable Shares at the time of receipt of such notice. Such Selling Holder, upon receipt of any notice from Company of the issuance of any stop order or blue sky order shall forthwith, in the case of any stop order, discontinue disposition of such Selling Holder's Parity Registrable Shares pursuant to the registration statement covering such Selling Holder's Parity Registrable Shares or, in the case of any blue sky order, discontinue disposition of such Selling Holder's Parity Registrable Shares in the applicable jurisdiction, until advised in writing of the lifting or withdrawal of such order. In the event Company shall give any notice pursuant to this subsection 5(b), Company shall extend the period during which such registration statement shall be maintained effective (including the period referred to in subsection 5(a)(2) above) by the number of days during the period from and including the date of the giving of such notice to and including (i) in the case of a notice pursuant to the first sentence of this subsection, the date when such Selling Holder shall have received the copies of the supplemented or amended preliminary prospectus or prospectus contemplated by clause (4) of subsection 5(a) above or
(ii) in the case of a notice pursuant to the second sentence of this subsection, the lifting or withdrawal of such stop order or blue sky order, as the case may be.

         (c) Not less than eight (8) days before the expected filing date of each registration statement pursuant to this Addendum A, Company shall notify each Selling Holder of the information reasonably required from such Selling Holder (the "Requested Information") if such Selling Holder has timely delivered a Piggyback Registration Request to Company. If Company has not received, on or prior to the fifth (5th) day before the expected filing date, the Requested Information from such Selling Holder, Company may file the registration statement without including such Selling Holder's Parity Registrable Shares. The failure to include in any registration statement such Selling Holder's Parity Registrable Shares (with regard to that registration statement) shall not in and of itself result in any liability on the part of Company to such Selling Holder. In addition, each Selling Holder shall take all such other acts, deliver such other information and execute and deliver such documents and instruments in connection with the matters referenced herein (including, but not limited to, a custody agreement, power of attorney, lock-up letter and underwriting agreement), as the Company may reasonably request.

         SECTION 6.  INDEMNIFICATION.

         (a) Indemnification by Company. Company shall indemnify and hold harmless each Original Parity Holder, each Affiliate of an Original Parity Holder and their respective directors, officers, stockholders and partners and each other Person, if any, who controls an Original Parity Holder within the meaning of the Securities Act, against any and all losses, claims, damages or liabilities, joint or several, and expenses (including the costs of investigation and the fees and disbursements of counsel) to which any of them may become subject under the Securities Act, the Exchange Act or other federal or state law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) or expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any registration statement as originally filed or in any amendment thereof, or in any preliminary, final or summary prospectus, or in any amendment thereof or supplement thereto, or (ii) any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation by Company of any federal or state law, rule or regulation or common law applicable to Company and relating to action required of or inaction by Company in connection with any such registration, and Company shall reimburse any such indemnified party for any legal or any other expenses reasonably incurred by it in connection with investigating or, subject to subsection 6(c) below, defending any such loss, claim, damage, liability, action or proceeding; however, Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or expense (x) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in the registration statement or in any amendment thereof or in any preliminary, final or summary prospectus or in any amendment thereof or supplement thereto in reliance upon and in conformity with written information furnished to Company by or on behalf of an Original Parity Holder specifically for use in the registration statement or prospectus (or an amendment thereof or supplement thereto) or (y) results from the fact that such Original Parity Holder sold Parity Registrable Shares to a Person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the final prospectus or of the final prospectus as then amended or supplemented, whichever is most recent, if Company had previously furnished copies hereof to such Original Parity Holder and such final prospectus, as then amended or supplemented, corrected such misstatement or omission; provided, however, the total amount for which a Selling Holder shall be liable under this Section 6(b) shall not in any event exceed the aggregate net proceeds received by such Selling Holder from the sale of Parity Registrable Shares sold by such Selling Holder in such registration.

         (b) Indemnification by Holders. Each Original Parity Holder shall indemnify and hold harmless (in the same manner and to the same extent as set forth in subsection 6(a), including, without limitation, clause (y) of the proviso set forth therein) Company and each other Original Parity Holder and each of the Company's and other Original Parity Holders, directors, officers and controlling persons and each underwriter, dealer manager or similar securities industry professional participating in the distribution of such indemnifying Original Parity Holder's Parity Registrable Shares and such securities industry professional's respective directors, officers, partners and controlling persons, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement, if such statement or alleged statement or omission or alleged omission (i) was made in reliance upon and in conformity with written information furnished to Company by or on behalf of such Original Parity Holder specifically for use in such registration statement or prospectus (or amendment thereof or supplement thereto) or (ii) (solely in the case of an offering in which no underwriter, selling broker, dealer manager or similar industry professional participates) results from the fact that such Original Parity Holder sold Parity Registrable Shares to a Person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the final prospectus or of the final prospectus as then amended or supplemented, whichever is most recent, if Company had previously furnished copies thereof to such Holder and such final prospectus, as then amended or supplemented, corrected such misstatements or omission.

         (c) Notice of Claims, etc. Promptly after receipt by an indemnified party under subsection 6(a) or (b) of notice of any claim or the commencement of any action or proceeding subject to indemnification thereunder, the indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under either of such subsections, promptly notify the indemnifying party in writing of the claim or the commencement of the action or proceeding; provided that the failure to so notify the indemnifying party shall not relieve the indemnifying party from any liability which it may have to an indemnified party under subsection 6(a) or (b) or otherwise, except to the extent the indemnifying party shall have been materially prejudiced by such failure to give notice. If any such claim, action or proceeding shall be brought against an indemnified party, and it shall timely notify the indemnifying party, the indemnifying party shall be entitled to participate in, and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim, action or proceeding, the indemnifying party shall not be liable to the indemnified party under, subsection 6(a) or (b) for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation; however, such indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be the expense of such indemnified party unless (1) the indemnifying party has agreed to pay such fees and expenses, (2) the indemnifying party shall have failed to assume the defense of such claim, action or proceeding or has failed to employ counsel reasonably satisfactory to such indemnified party in any such claim, action or proceeding or (3) the named parties to any such action or proceeding (including any impleaded parties) include both such indemnified party and the indemnifying party, and such indemnified party shall have been advised by counsel that there may be one or more legal defenses available to such indemnified party which are inconsistent or in conflict with those available to the indemnifying party (in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action or proceeding on behalf of such indemnified party), it being understood, however, that the indemnifying party shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for such indemnified party and any other indemnified parties similarly situated, which firm shall be designated in writing by such indemnified parties. The indemnifying party shall not be liable for any settlement of any such action or proceeding effected without its written consent (which consent shall not be unreasonably withheld), but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding, the indemnifying party agrees to indemnify and hold harmless such indemnified parties from and against any loss or liability by reason of such settlement or judgment.

         (d) Contribution. If the indemnification provided for in subsection 6(a) or (b) is unavailable or insufficient to hold harmless an indemnified party, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or, liabilities

(or actions or proceedings in respect thereof) or expenses referred to in subsection 6(a) or (b), (i) in such proportion as is appropriate to reflect the separate relative benefits received by Company and each Original Parity Holder from the sale of an Original Parity Holder's Parity Registrable Shares, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of Company and each Original Parity Holder in connection with statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) or expenses, as well as any other relevant equitable considerations. The relative benefits received by Company and each Original Parity Holder shall be deemed to be in the same proportion as the total net proceeds from the issuance and sale of such Registrable Shares (before deducting expenses) received by Company bear to the total compensation or profit (before deducting expenses) received or realized by the Original Parity Holders from the resale of such Registrable Shares. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by Company or an Original Parity Holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. Company and each Original Parity Holder agree that it would not be just and equitable if contributions pursuant to this subsection 6(d) were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this subsection 6(d). The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) or expenses referred to in the first sentence of this subsection 6(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any claim, action or proceeding (which shall be limited as provided in subsection 6(c) above if the indemnifying party has assumed the defense of any such action in accordance with the provisions thereof) which is the subject of this subsection 6(d). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding against such party in respect of which a claim for contribution may be made against' an indemnifying party under this subsection 6(d), such indemnified party shall notify the indemnifying party in writing of the commencement thereof if the notice specified in subsection 6(c) above has not been given with respect to such action or proceeding; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party under this subsection 6(d) or otherwise, except to the extent the indemnifying party shall have been materially prejudiced by such failure to give notice.

         SECTION 7.  MISCELLANEOUS.

         (a)      Amendments and Waivers.

                  (1) Company's Consent. No waiver, amendment, modification or supplement of any provision of this Addendum A, including this subsection 7(a), that adversely affects Company shall be effective against Company unless it is approved in writing by Company.

                  (2) Original Parity Holder's Consent. No waiver, amendment, modification or supplement of any provision of this Addendum A, including this subsection 7(a), that adversely affects an Original Parity Holder shall be effective against such Original Parity Holder unless it is approved in writing by such Original Parity Holder.

         (b) Termination. The provisions of this Addendum A shall terminate with respect to Parity Registrable Shares owned by an Original Parity Holder, other than the provisions of Section 6 hereof, which shall survive any such termination, at the earlier of (i) such Original Parity Holder ceasing to own such Parity Registrable Share, or (ii) such Original Parity Holder and its Affiliates owning Parity Registration shares then representing in the aggregate less than four percent (4%) of the outstanding shares of Common Stock of the Company.

                                [END OF ADDENDUM]

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES OR INVESTMENT LAWS OF ANY JURISDICTION. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE SECURITIES OR INVESTMENT LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM AND WITH THE CONSENT OF THE ISSUER. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES AND INVESTMENT LAWS.

Effective Date of Common Stock Purchase Warrant Date of Issuance:  June 9, 1999

Warrant No. 2

                              POWERCERV CORPORATION

                               Warrant Certificate

         PowerCerv Corporation (the "Corporation"), a Florida corporation, for value received, hereby certifies that David A Straz, Jr., as Custodian for Keebler Jerome Straz under the Florida Uniform Gifts to Minors Act, or his permitted, registered assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Corporation, from and after June 9, 1999 (the "Issue Date") until June 9, 2000 (the "Expiration Date"), 75,000 shares (the "Warrant Shares") of Common Stock of the Corporation, par value $.001 per share (the "Common Stock") at a price of $2.50 per share (the "Exercise Price"). The number of Warrant Shares and the Exercise Price are subject to adjustment from time to time as hereinafter provided.

         1.       EXERCISE.

                  (a) Time and Manner of Exercise. This Warrant may be exercised by the Holder, in whole but not in part, by surrendering this Warrant, at any time until 5:00 p.m. Tampa, Florida time on the Expiration Date (the "Exercise Period"), with the purchase form appended hereto as Exhibit A duly executed by the Holder or by the Holder's duly authorized attorney, at the principal office of the Corporation, or at such other office or agency as the Corporation may designate in writing, accompanied by payment in full of the Exercise Price payable in respect of the number of Warrant Shares purchased upon such exercise. The Exercise Price shall be payable by delivery of a certified or bank cashier's check payable to the Company or by wire transfer to an account designated in writing by the Company. This Warrant shall expire at 5:00 p.m. Tampa, Florida time on the Expiration Date, at which time all rights of the Holder hereunder shall immediately terminate.

                  (b) Effective Time of Exercise. The Holder shall be deemed for all purposes to have become the holder of record of the Warrant Shares so purchased upon exercise of this Warrant as of the close of business on the date as of which this Warrant, together with a duly executed purchase form, was delivered to the Corporation and payment of the Exercise Price was received by the Corporation, as provided in Section 1(a) above.

                  (c) Delivery of Certificates. As soon as practicable after the exercise of this Warrant in whole but not in part, the Corporation, at its expense, will cause to be issued in the name of, and delivered to, the Holder, or as such Holder (upon payment by the Holder of any applicable transfer taxes and subject to compliance with applicable restrictions on transfer) may direct a certificate or certificates for the number of Warrant Shares to which the Holder shall be entitled. All such Warrant Shares shall be validly issued, fully paid and non-assessable upon such issuance and delivery to Holder.

         2.       ADJUSTMENTS.

                  (a) Stock Dividends, Subdivisions and Combinations. In the event that the Corporation shall, on or after the date hereof:

                           (i)      pay a dividend in shares of additional
Common Stock or make a distribution in shares of Common Stock;

                           (ii)     reclassify by subdivision its outstanding
shares of Common Stock into a greater number of shares; or

                           (iii)    reclassify by combination its outstanding
shares of Common Stock into a smaller number of shares;

then, as in each case, the Exercise Price in effect at the time of the record date for such dividend or the effective date of such subdivision or combination shall be adjusted to that price determined by multiplying the Exercise Price in effect immediately prior to such event by the quotient of:

                  (A) the total number of outstanding shares of Common Stock immediately prior to such event; divided by

                  (B) the total number of outstanding shares of Common Stock immediately after such event.

An adjustment made pursuant to this Section 2(a) shall become effective on the effective date of such event.

                  (b) Other Dividends and Distributions. If the Corporation shall, on or after the date hereof:

                           (i)      issue to all holders of Common Stock certain
rights or warrants to subscribe for or purchase Common Stock, in each case at less than the then current market price per share of Common Stock; or

                           (ii)     distribute to all holders of Common Stock
any shares of capital stock of the Corporation or its subsidiaries, excluding dividends and distributions in connection with the liquidation, dissolution or winding up of the Corporation ((i) and (ii) collectively referred to herein as "Distributions");

then, and in each case, the Exercise Price shall be adjusted by multiplying the Exercise Price by the quotient of:

                  (A)      the difference of:

                           (1)      the average trading price of the Common
Stock for the ten consecutive trading days immediately preceding the payment date for any Distribution (the "Market Price"); minus

                           (2)      the quotient of:

                                    (a)     the then fair value of such
Distribution; divided by

                                    (b)     the number of shares of Common Stock
outstanding on the payment date for any Distribution; divided by

                  (B)      the Market Price.

Such adjustment shall be made whenever any such dividend or distribution is made, and shall become effective on the date of such dividend or distribution.

                  (c) Merger; Reclassification. If the Corporation issues to the holders of the Common Stock generally rights to acquire additional shares of Common Stock for consideration less than the fair market value of the Common Stock at the time or evidences of indebtedness or assets (excluding cash dividends) of the Corporation, or the outstanding shares of Common Stock are converted into or exchanged for other securities, assets or property pursuant to any merger or other business combination, reorganization, liquidation, dissolution or reclassification of the Common Stock, this Warrant shall represent the right to acquire, upon payment of the Exercise Price, the securities, assets or other property that a holder of the number of shares of Common Stock for which such Warrant was exercisable immediately prior to such event would have received in connection with such merger or other business combination, all subject to further adjustment as provided in Section 2(a); and in each such case, the terms of this Section 2 shall be applicable to the shares of stock or other securities properly receivable upon the exercise of this Warrant after such consummation.

                  (d) Fractional Shares. Fractional shares of Common Stock are not required to be issued upon the exercise of Warrants, but in lieu thereof, the

Corporation may at its option, either round down the number of shares to be issued to the nearest whole share or pay a cash adjustment based upon the current market price of the Common Stock at the close of business on the first business day preceding the date of exercise.

         3. TRANSFERS. This Warrant and all rights hereunder are not transferable to anyone that is not an "affiliate" (within the meaning attributed to such term in Rule 12b-2 as promulgated by the Securities and Exchange Commission under the Securities Act of 1934) of Holder, in whole or in part, without the prior written consent of the Corporation, as well as compliance with subsections 3(a) through 3(c) hereof. Any permitted transfer of this Warrant must be preceded by surrender of this Warrant with a properly executed assignment (in the form of Exhibit B hereto) at the principal office of the Corporation, or at such other office or agency as the Corporation may designate in writing.

                  (a) Each holder of this Warrant acknowledges that this Warrant and the Warrant Shares have not been registered under the Securities Act or the investment or securities laws of any jurisdiction, and agrees not to sell, pledge, distribute, offer for sale, transfer or otherwise dispose of this Warrant or any Warrant Shares issued upon its exercise in the absence of (i) an effective registration statement under the Securities Act as to this Warrant or the Warrant Shares and registration or qualification of this Warrant or the Warrant Shares under any applicable securities or investment laws then in effect, or (ii) an opinion of counsel, reasonably satisfactory to the Corporation, that such registration and qualification are not required. Each certificate or other instrument for Warrant Shares issued upon the exercise of this Warrant shall bear a legend substantially to the foregoing effect. Each holder of this Warrant, by acceptance hereof, acknowledges that the Warrant and the Warrant Shares are being (and will be) acquired solely for such holder's own account and not as nominee for any other party, and for investment.

                  (b) A Holder shall deliver written notice of any transfer of this Warrant permitted hereunder, in the form of Exhibit B hereto, to the Corporation at least five business days prior to the proposed effective date of such transfer. Such notice shall include the name and address of the proposed transferee of this Warrant. The Corporation will maintain a register containing the names and addresses of the Holders of this Warrant, and the Corporation shall enter thereon the name and address of any permitted transferee of this Warrant. Any Holder may change such Holder's address as shown on the warrant register by written notice to the Corporation requesting such change.

                  (c) Until any transfer of this Warrant is made in the warrant register, the Corporation may treat the Holder of this Warrant as the absolute owner hereof for all purposes.

         4.       TERMINATION. This Warrant shall terminate on the Expiration
Date.

         5. RESERVATION OF SHARES. The Corporation will promptly hereafter reserve and keep available, solely for issuance and delivery upon the exercise of this Warrant, sufficient shares of Common Stock and other stock, securities and property, as from time to time shall be issuable upon the exercise of this Warrant.

         6. REPLACEMENT OF WARRANT. Upon receipt of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement in an amount reasonably satisfactory to the Corporation, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Corporation will issue, in lieu thereof, a new Warrant of like tenor.

         7. NOTICES. All communications required or permitted under this Warrant shall be given in writing and addressed to the person to be notified at the address or facsimile number indicated for such person on the records of the Corporation, or in the case of the Corporation, at 400 North Ashley Drive, Suite 2700, Tampa, Florida 33602 or at such other address as such person or the Corporation may designate by giving ten days advance written notice in the manner provided herein. Notices shall be deemed effectively given (i) upon personal delivery to the person to be notified, (ii) upon delivery by overnight courier to the recipient, (iii) on the fifth business day following deposit with the United States Post Office, by registered or certified mail, postage prepaid or (iv) upon delivery via facsimile upon confirmation generated by the sender's facsimile machine.

         8. NO RIGHTS AS SHAREHOLDER. Until the exercise of this Warrant, the Holder of this Warrant shall not have or exercise any rights by virtue hereof as a shareholder of the Corporation solely by reason of being a holder of this Warrant.

         9. AMENDMENT OR WAIVER. Any term of this Warrant may be amended or waived upon written consent of the Corporation and all of the holders hereof.

         10. HEADINGS. The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Warrant.

         11. GOVERNING LAW. This Warrant shall be governed, construed and interpreted in accordance with the laws of the State of Florida, without giving effect to principles of conflicts of law.

                                          POWERCERV CORPORATION


                                          By: /s/
                                             -----------------------------------
                                          Name:   Marc J. Fratello
                                               ---------------------------------
                                          Title: CEO
                                                --------------------------------

                                    EXHIBIT A

                                  PURCHASE FORM


To:      PowerCerv Corporation

Dated:
         ----------------------


         The undersigned, pursuant to the provisions set forth in the attached Warrant, hereby irrevocably elects to purchase all of the shares of the Common Stock covered by such Warrant and herewith makes payment of $__________, representing the full purchase price for such shares at the price per share provided for in such Warrant.

                                     HOLDER:

         -----------------------------------------

         By:
            --------------------------------------
         Title:
               -----------------------------------

         Address:
                 ---------------------------------

                                    EXHIBIT B

                                 ASSIGNMENT FORM


         FOR VALUE RECEIVED,_________________________________________ hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant with respect to all of the shares of Common Stock covered thereby, unto:

NAME OF ASSIGNEE              ADDRESS/FACSIMILE NUMBER               NO. OF SHARES











         The undersigned hereby certifies to the Corporation that (i) the undersigned is the Holder of the attached Warrant and (ii) Assignee is a person or entity permitted to be the assignee of the Warrant under subsection 3 of the Warrant.

Dated:
      --------------------------


Signature:
          -----------------------------

Witness:
        -------------------------------